(Securities Code 7203)
                                                                    June 2, 2009
To All Shareholders:
                                                     President Katsuaki Watanabe
                                                        TOYOTA MOTOR CORPORATION
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

     Notice of Convocation of FY2009 Ordinary General Shareholders' Meeting
      (Unless otherwise stated, all financial information has been prepared in accordance with generally accepted accounting principles in Japan)
        English translation from the original Japanese-language document

Dear Shareholder,

Please refer to the following for information about the upcoming FY2009 Ordinary General Shareholders' Meeting (the "General Shareholders' Meeting"). We hope that you will be able to attend this meeting.

If you are unable to attend the meeting, you can exercise your voting rights by paper ballot or by electromagnetic means. Please review the enclosed Reference Documents and exercise your voting rights by no later than the close of business (5:30 pm) on Monday, June 22, 2009. Thank you very much for your cooperation.


1. Date and time:         10:00 a.m., Tuesday, June 23, 2009

2. Venue:                 Toyota Head Office, 1, Toyota-cho, Toyota City,
                          Aichi Prefecture

3. Meeting Agenda:
    Reports:
       Reports on business review, unconsolidated and consolidated financial statements for FY2009 (April 1, 2008 through March 31, 2009) and report by Accounting Auditor and the board of Corporate Auditors on the audit results of the consolidated financial statements.
    Resolutions:
      Proposed Resolution 1:  Distribution of Surplus
      Proposed Resolution 2: Partial Amendment of the Articles of Incorporation Proposed Resolution 3: Election of 29 Directors
      Proposed Resolution 4:  Issuance of Stock Acquisition Rights for the
                              Purpose of Granting Stock Options

Notes:  - If you attend the meeting in person, please submit the enclosed ballot at the reception desk. It will serve as your admission pass.
        - Please refer to page 18 for information on how to exercise your voting rights by paper ballot or by electromagnetic means (via the Internet).
        - If you intend to engage in split voting, please submit written notice to that effect and the reasons for the split voting at least three days prior to the General Shareholders' Meeting.
        - If any revisions are made to the reference documents or attachments for the General Shareholders' Meeting, the revisions will be posted on Toyota Motor Corporation's Web site (http://www.toyota.co.jp).

                               Reference Documents

Proposed resolutions and reference matters

Proposed Resolution 1: Distribution of Surplus

We propose the distribution of surplus as follows:

Year-end Dividend
     We would like to offer a year-end dividend of 35 yen per share. Combined with the interim dividend, the total amount of the annual dividends for the fiscal year ended March 31, 2009 will be 100 yen per share.

(1)  Type of dividend assets

     Cash

(2)  Allocation of dividend assets and the total amount of dividends

     Payment of 35 yen per share of common stock (Total amount of dividends:
     109,755,886,625 yen)

(3)  Effective date of distribution of surplus

     June 24, 2009

Proposed Resolution 2: Partial Amendment of the Articles of Incorporation

1.   Reasons for Amendment

   (1) In addition to changing the method of public notices of Toyota Motor Corporation ("TMC") to electronic public notices that are to be posted to TMC's Internet website, TMC will provide that in the case that an electronic public notice is impracticable due to unavoidable reasons, public notices shall be given in the newspaper "The Nihon Keizai Shimbun".

   (2) In accordance with the enforcement of the "Act for Partial Amendments to the Act Concerning Book-Entry Transfer of Corporate Bonds and other Securities for the Purpose of Streamlining the Settlement for Trade of Stocks and Other Securities" (Act No. 88, 2004), TMC will delete the text regarding share certificates, beneficial shareholders and the register of beneficial shareholders from the provisions of its Articles of Incorporation and will make necessary amendments such as changes of and additions to other text.

2.   Details of Amendments

     The details of amendments are as follows:

                                                              (Underlined part indicates amendments)
-----------------------------------------------------------------------------------------------------
        Current Articles of Incorporation                      Proposed Amendments
=====================================================================================================
 CHAPTER I.  GENERAL PROVISIONS                    CHAPTER I.  GENERAL PROVISIONS
-----------------------------------------------------------------------------------------------------
 Article 4. (Public Notices)                       Article 4. (Public Notices)
  Public notices of the Corporation shall be        Public notices of the Corporation shall be
                                    --------                                          --------
  given in the newspapers "The Nihon Keizai         given electronically; provided, however, that
  -----------------------------------------         ---------------------------------------------
  Shimbun", published in Tokyo, Japan and "The      in the case that an electronic public notice
  --------------------------------------------      --------------------------------------------
  Chunichi Shimbun", published in Nagoya City,      is impracticable due to an accident or any
  --------------------------------------------      ------------------------------------------
  Japan.                                            other unavoidable reason, public notices of
  ------                                            -------------------------------------------
                                                    the Corporation shall be given in the
                                                    -------------------------------------
                                                    newspaper "The Nihon Keizai Shimbun".
                                                    -------------------------------------
-----------------------------------------------------------------------------------------------------
 CHAPTER II.  SHARES                               CHAPTER II.  SHARES
-----------------------------------------------------------------------------------------------------
 Article 5. (Total Number of Authorized Shares     Article 5. (Total Number of Authorized Shares)
 and Issuance of Share Certificates)
 ----------------------------------
  1.  (Omitted)                                     1.  (The same as the current provision)
  2.  The Corporation shall issue share             2.  (Deleted)
  -------------------------------------
  certificates representing its issued shares.
  --------------------------------------------
-----------------------------------------------------------------------------------------------------
 Article 6. (Number of Shares Constituting One     Article 6. (Number of Shares Constituting One
 Unit (tangen), Rights to Shares Constituting      Unit (tangen) and Rights to Shares Constituting
                                                                 ---
 Less than One Unit (tangen) and Non-issuance of   Less than One Unit (tangen))
                             -------------------
 Share Certificates for Shares Constituting Less
 -----------------------------------------------
 than One Unit (tangen))
 -----------------------
  1.  (Omitted)                                     1.  (The same as the current provision)
  2.  (Omitted)                                     2.  (The same as the current provision)
  3.  Notwithstanding Paragraph 2 of the            3.  (Deleted)
  --------------------------------------
  preceding Article, the Corporation may choose
  ---------------------------------------------
  not to issue share certificates representing
  --------------------------------------------
  its shares constituting less than one unit
  ------------------------------------------
  (tangen) of shares.
  -------------------
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
        Current Articles of Incorporation                      Proposed Amendments
=====================================================================================================
 Article 8. (Transfer Agent)                       Article 8. (Transfer Agent)
  1.  (Omitted)                                     1.  (The same as the current provision)
  2.  (Omitted)                                     2.  (The same as the current provision)
  3.  The register of shareholders (including       3.  The register of shareholders and the
                                   ----------       register of stock acquisition rights shall be
  the register of beneficial shareholders;          kept at the office of the transfer agent. The
  ----------------------------------------          entry or recording into the register of
  hereinafter the same interpretation being         shareholders and the register of stock
  -----------------------------------------         acquisition rights, the purchase of shares
  applicable), the register of lost share           constituting less than one unit (tangen) and
  ---------------------------------------           any other matters related to the shares and
  certificates, and the register of stock           stock acquisition rights shall be handled by
  -------------                                     the transfer agent and not by the Corporation.
  acquisition rights shall be kept at the office
  of the transfer agent. The entry or recording
  into the register of shareholders, the
                                   -----
  register of lost share certificates and the
  -----------------------------------
  register of stock acquisition rights, the
  purchase of shares constituting less than one
  unit (tangen) and any other matters related to
  the shares and stock acquisition rights shall
  be handled by the transfer agent and not by
  the Corporation.
-----------------------------------------------------------------------------------------------------
 Article 9. (Share Handling Regulations)           Article 9. (Share Handling Regulations)
  The denomination of the share certificates        The procedures for and fees for the entry or
  ------------------------------------------        recording into the register of shareholders
  issued by the Corporation, and the procedures     and the register of stock acquisition rights,
  -------------------------------                   purchasing shares constituting less than one
  for and fees for the entry or recording into      unit (tangen) and any other matters relating
  the register of shareholders, the register of     to the handling of shares and stock
                              -----------------     acquisition rights shall be subject to the
  lost share certificates and the register of       Share Handling Regulations established by the
  -----------------------                           Board of Directors.
  stock acquisition rights, purchasing shares
  constituting less than one unit (tangen) and
  any other matters relating to the handling of
  shares and stock acquisition rights shall be
  subject to the Share Handling Regulations
  established by the Board of Directors.
-----------------------------------------------------------------------------------------------------
 Article 10. (Record Date)                         Article 10. (Record Date)
  1.  The Corporation shall deem any shareholder    1.  The Corporation shall deem any shareholder
  (including beneficial shareholders;               entered or recorded in the final register of
  -----------------------------------               shareholders as of March 31 in such year to be
  hereinafter the same interpretation being         a shareholder entitled to exercise its rights
  -----------------------------------------         at the ordinary general meeting of
  applicable) entered or recorded in the final      shareholders for that business year.
  -----------
  register of shareholders as of March 31 in
  such year to be a shareholder entitled to
  exercise its rights at the ordinary general
  meeting of shareholders for that business year.
  2.  (Omitted)                                     2.  (The same as the current provision)

-----------------------------------------------------------------------------------------------------
  (New)                                             Supplementary Provisions
                                                    ------------------------
-----------------------------------------------------------------------------------------------------
  (New)                                             Article 1.
                                                    ----------
                                                    The register of lost share certificates shall
                                                    ---------------------------------------------
                                                    be kept at the office of the transfer agent.
                                                    --------------------------------------------
                                                    The matters related to the entry or recording
                                                    ---------------------------------------------
                                                    into the register of lost share certificates
                                                    --------------------------------------------
                                                    shall be handled by the transfer agent and not
                                                    ----------------------------------------------
                                                    by the Corporation.
                                                    -------------------
-----------------------------------------------------------------------------------------------------
  (New)                                             Article 2.
                                                    ----------
                                                    The entry or recording into the register of
                                                    -------------------------------------------
                                                    lost share certificates shall be subject to
                                                    -------------------------------------------
                                                    the Share Handling Regulations established by
                                                    ---------------------------------------------
                                                    the Board of Directors.
                                                    -----------------------
-----------------------------------------------------------------------------------------------------
  (New)                                             Article 3.
                                                    ----------
                                                    Articles 1 through 3 of these Supplementary
                                                    -------------------------------------------
                                                    Provisions shall be deleted on January 6, 2010.
                                                    -----------------------------------------------
-----------------------------------------------------------------------------------------------------

Proposed Resolution 3: Election of 29 Directors

All Directors will retire upon the expiration of their term of office at the conclusion of this General Shareholders' Meeting. Accordingly, we hereby request that 29 Directors be elected. The candidates for the positions of Director are as follows:

Following are the nominees

---------------------------------------------------------------------------------------------------------------------------
                           Position and main
                               areas of                                                                           No. of
  no.        Name          responsibility at             Brief career summary and representative                  TMC's
         (birth date)        Toyota Motor                   positions in other organizations                      shares
                          Corporation ("TMC")                                                                     owned
---------------------------------------------------------------------------------------------------------------------------

                                                    Apr.  1960     Joined TMC
                                                    Sep.  1988     Director of TMC
                                                    Dec.  1988     Toyota Motor Manufacturing, U.S.A., Inc.
                                                                   President
                                                    Sep.  1994     Managing Director of TMC
  1*     Fujio Cho        Chairman of               Oct.  1994     Retired from Toyota Motor Manufacturing,       40,705
         (2/2/1937)       the Board                                U.S.A., Inc. President
                                                    Jun.  1996     Senior Managing Director of TMC
                                                    Jun.  1998     Executive Vice President of TMC
                                                    Jun.  1999     President of TMC
                                                    Jun.  2005     Vice Chairman of TMC
                                                    Jun.  2006     Chairman of TMC
---------------------------------------------------------------------------------------------------------------------------
                                                    Apr.  1967     Joined TMC
                                                    Jun.  1996     Director of TMC
         Kazuo Okamoto                              Jun.  2001     Managing Director of TMC
  2*     (2/20/1944)      Vice Chairman             Jun.  2003     Senior Managing Director of TMC                29,364
                                                    Jun.  2005     Executive Vice President of TMC
                                                    Jun.  2008     Vice Chairman of TMC
---------------------------------------------------------------------------------------------------------------------------
                                                    Apr.  1964     Joined TMC
                                                    Sep.  1992     Director of TMC
         Katsuaki                                   Jun.  1997     Managing Director of TMC
  3*     Watanabe         President                 Jun.  1999     Senior Managing Director of TMC                32,331
         (2/13/1942)                                Jun.  2001     Executive Vice President of TMC
                                                    Jun.  2005     President of TMC
---------------------------------------------------------------------------------------------------------------------------
                          Executive                 Apr.  1969     Joined TMC
                          Vice President            Jun.  1998     Director of TMC
                                                    Jun.  2001     Managing Director of TMC
         Takeshi          - Production              Jun.  2003     Senior Managing Director of TMC
  4*     Uchiyamada       - TQM                     Jun.  2005     Executive Vice President of TMC                28,464
         (8/17/1946)
                                                    (other executive duties)
                                                    Chairman of Toyota Motor Technical Center (China) Co.,
                                                    Ltd.
---------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------
                           Position and main
                               areas of                                                                           No. of
  no.        Name          responsibility at             Brief career summary and representative                  TMC's
         (birth date)        Toyota Motor                   positions in other organizations                      shares
                          Corporation ("TMC")                                                                     owned
---------------------------------------------------------------------------------------------------------------------------
                          Executive                 Apr.  1984     Joined TMC
                          Vice President            Jun.  2000     Director of TMC
                                                    Jun.  2002     Managing Director of TMC
                          - Product Management      Jun.  2003     Senior Managing Director of TMC
                          - e-TOYOTA                Jun.  2005     Executive Vice President of TMC
         Akio             - IT & ITS
  5*     Toyoda           - Global Planning         (other executive duties)                                   4,574,891
         (5/3/1956)         Operations              Chairman of Toyota Motor Europe NV/SA
                          - Japan Sales Operations  Chairman of Toyota Motor (China), Investment Co., Ltd.
                          - Overseas (Americas,     Chairman and CEO of Toyota Motor North America, Inc.
                            Europe & Africa,
                            China, Asia, Oceania
                            & Middle East)
                          - Customer Service
---------------------------------------------------------------------------------------------------------------------------
                          Senior                    Apr.  1970     Joined Toyota Motor Sales Co., Ltd.
                          Managing Director         Jun.  2000     Director of TMC
                                                    Jun.  2003     Managing Officer of TMC
                          - The Americas            Jun.  2003     Toyota Motor Sales, U.S.A., Inc.
                            Operations Group                       President
                          - Chairman of Toyota      Jun.  2004     Director of TMC
                            Motor Sales, U.S.A.,    Jun.  2005     Senior Managing Director of TMC
                            Inc.                    Jun.  2005     Toyota Motor Sales, U.S.A., Inc. Chairman
  6*     Yukitoshi Funo                             May   2006     Toyota Motor North America, Inc. Chairman      34,248
         (2/1/1947)                                 Jun.  2007     Retired from Toyota Motor North America,
                                                                   Inc. Chairman

                                                    (other executive duties)
                                                    Chairman of Toyota Motor Sales, U.S.A., Inc.
                                                    Vice President of Calty Design Research, Inc.
                                                    President of Toyota Motor Personnel Services, U.S.A.,
                                                    Inc.
---------------------------------------------------------------------------------------------------------------------------
                          Senior                    Apr.  1971     Joined TMC
                          Managing Director         Jun.  2000     Director of TMC
                                                    Jun.  2002     Toyota Motor Manufacturing North
                          - Purchasing Group                       America, Inc. President
  7*     Atsushi Niimi                              Jun.  2003     Managing Officer of TMC                        32,700
         (7/30/1947)                                Jun.  2004     Director of TMC
                                                    Jun.  2005     Retired from Toyota Motor Manufacturing
                                                                   North America, Inc. President
                                                    Jun.  2005     Senior Managing Director of TMC
---------------------------------------------------------------------------------------------------------------------------
                          Senior                    Apr.  1969     Joined TMC
                          Managing Director         Jun.  2001     Director of TMC
         Teiji                                      Jun.  2003     Managing Officer of TMC
  8*     Tachibana        - Government & Public     Jun.  2005     Senior Managing Director of TMC                14,700
         (1/18/1947)        Affairs Group
                          - Housing Group           (other executive duties)
                                                    Chairman of Toyota Housing Corporation
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
                           Position and main
                               areas of                                                                           No. of
  no.        Name          responsibility at             Brief career summary and representative                  TMC's
         (birth date)        Toyota Motor                   positions in other organizations                      shares
                          Corporation ("TMC")                                                                     owned
---------------------------------------------------------------------------------------------------------------------------
                          Senior                    Apr.  1970     Joined TMC
                          Managing Director         Jun.  2001     Director of TMC
                                                    Jun.  2003     Managing Officer of TMC
                          - IT & ITS Group          Jun.  2004     Toyota Motor Engineering & Manufacturing
                          - Customer Service                       Europe NV/SA President
                            Operations Group        Jun.  2005     Senior Managing Director of TMC
         Shinichi         - e-TOYOTA Div.           Oct.  2005     Toyota Motor Europe NV/SA, Toyota Motor
  9*     Sasaki                                                    Marketing Europe NV/SA and Toyota Motor        11,810
         (12/18/1946)                                              Engineering & Manufacturing Europe NV/SA
                                                                   merged under the name Toyota Motor
                                                                   Europe NV/SA
                                                    Oct.  2005     Toyota Motor Europe NV/SA President
                                                    Jul.  2006     Retired from Toyota Motor Europe NV/SA
                                                                   President
---------------------------------------------------------------------------------------------------------------------------
                          Senior                    Apr.  1971     Joined Toyota Motor Sales Co., Ltd.
                          Managing Director         Jun.  2001     Director of TMC
                                                    Jun.  2003     Managing Officer of TMC
  10*    Akira Okabe      - Asia, Oceania &         Jun.  2005     Senior Managing Director of TMC                30,000
         (9/17/1947)        Middle East
                            Operations Group        (other executive duties)
                                                    Chairman of Toyota Motor Asia Pacific Pte Ltd.
---------------------------------------------------------------------------------------------------------------------------
                          Senior                    Jul.  1971     Joined Toyota Motor Sales Co., Ltd.
         Yoichiro         Managing Director         Jun.  2001     Director of TMC
  11*    Ichimaru                                   Jun.  2003     Managing Officer of TMC                        25,068
         (10/10/1948)     - Japan Sales             Jun.  2005     Senior Managing Director of TMC
                            Operations Group
---------------------------------------------------------------------------------------------------------------------------
                          Senior                    Apr.  1972     Joined TMC
                          Managing Director         Jun.  2003     Managing Officer of TMC
                                                    Jun.  2007     Senior Managing Director of TMC
                          - R&D Group 2
         Shinzo           - R&D Management                                                                        23,900
  12*    Kobuki             Center
         (3/8/1950)       - Vehicle Control
                            System Engineering
                            Management Div.
                          - Future Project Div.
                          - Battery Research Div.
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
                           Position and main
                               areas of                                                                           No. of
  no.        Name          responsibility at             Brief career summary and representative                  TMC's
         (birth date)        Toyota Motor                   positions in other organizations                      shares
                          Corporation ("TMC")                                                                     owned
---------------------------------------------------------------------------------------------------------------------------
                          Senior                    Apr.  1970     Joined TMC
                          Managing Director         Jun.  2003     Managing Officer of TMC
                                                    Aug.  2003     Toyota Motor Technical Center (China)
                          - China Operations                       President
                            Group                   Jun.  2007     Senior Managing Director of TMC
                          - Vice Chairman of        Jun.  2007     Retired from Toyota Motor Technical
                            Toyota Motor (China),                  Center (China) President
                            Investment Co., Ltd.    Jun.  2007     Toyota Motor (China), Investment Co.,
                                                                   Ltd. Chairman
                                                    Jun.  2008     Toyota Motor (China), Investment Co.,
                                                                   Ltd. Vice Chairman and President
                                                    Jan.  2009     Toyota Motor (China), Investment Co.,
                                                                   Ltd. Vice Chairman

  13*    Akira Sasaki                               (other executive duties)                                      17,000
         (2/26/1948)                                Vice Chairman of Toyota Motor (China), Investment
                                                    Co., Ltd.
                                                    Vice Chairman of FAW Toyota Motor Sales Co., Ltd.
                                                    Vice Chairman of FAW Toyota (Changchun) Engine
                                                    Co., Ltd.
                                                    Chairman of Guangqi Toyota Engine Co., Ltd.
                                                    Vice Chairman of Guangqi Toyota Motor Co., Ltd.
                                                      [Sep.   2008     Guangzhou Toyota Motor Co., Ltd.]
                                                      |                changed its name to Guangqi     |
                                                      [                Toyota Motor Co., Ltd.          ]
                                                    Vice Chairman of Sichuan FAW Toyota Motor Co., Ltd.
                                                    Vice Chairman of Tianjin FAW Toyota Engine Co., Ltd.
                                                    Vice Chairman of Tianjin FAW Toyota Motor Co., Ltd.
                                                    Chairman of Toyota FAW (Tianjin) Dies Co., Ltd.
                                                    Vice Chairman of Tong Fang Global Logistics Co., Ltd
                                                    Vice Chairman of Toyota Motor Technical Center (China)
                                                    Co., Ltd
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
                           Position and main
                               areas of                                                                           No. of
  no.        Name          responsibility at             Brief career summary and representative                  TMC's
         (birth date)        Toyota Motor                   positions in other organizations                      shares
                          Corporation ("TMC")                                                                     owned
---------------------------------------------------------------------------------------------------------------------------
                          Senior                    Apr.  1973     Joined Toyota Motor Sales Co., Ltd.
                          Managing Director         Jun.  2003     Managing Officer of TMC
                                                    Jun.  2003     Toyota Motor Marketing Europe NV/SA
                          - Europe & Africa                        President
                            Operations Group        Oct.  2005     Toyota Motor Europe NV/SA, Toyota Motor
                          - President of Toyota                    Marketing Europe NV/SA and Toyota Motor
                            Motor Europe NV/SA                     Engineering & Manufacturing Europe NV/SA
         Tadashi                                                   merged under the name Toyota Motor
  14*    Arashima                                                  Europe NV/SA                                   20,781
         (8/14/1949)                                Oct.  2005     Toyota Motor Europe NV/SA Executive Vice
                                                                   President
                                                    Jul.  2006     Toyota Motor Europe NV/SA President
                                                    Jun.  2007     Senior Managing Director of TMC

                                                    (other executive duties)
                                                    President of Toyota Motor Europe NV/SA
---------------------------------------------------------------------------------------------------------------------------
                          Senior                    Apr.  1973     Joined TMC
         Mamoru           Managing Director         Jun.  2003     Managing Officer of TMC
  15*    Furuhashi                                  Jun.  2007     Senior Managing Director of TMC                20,000
         (1/3/1950)       - Government & Public
                            Affairs Group
---------------------------------------------------------------------------------------------------------------------------
                          Senior                    Apr.  1974     Joined Toyota Motor Sales Co., Ltd.
                          Managing Director         Jun.  2003     Managing Officer of TMC
                                                    Jun.  2007     Senior Managing Director of TMC
                          - General
                            Administration &
  16*    Satoshi Ozawa      Human Resources Group                                                                 17,900
         (8/5/1949)       - Corporate Planning
                            Div.
                          - Research Div.
                          - CSR & Environmental
                            Affairs Div.
---------------------------------------------------------------------------------------------------------------------------
                          Senior                    Apr.  1970     Joined TMC
         Iwao Nihashi     Managing Director         Jun.  2003     Managing Officer of TMC
  17*    (2/16/1950)                                Jun.  2008     Senior Managing Director of TMC                12,800
                          - Quality Group
                          - TQM Promotion Div.
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
                           Position and main
                               areas of                                                                           No. of
  no.        Name          responsibility at             Brief career summary and representative                  TMC's
         (birth date)        Toyota Motor                   positions in other organizations                      shares
                          Corporation ("TMC")                                                                     owned
---------------------------------------------------------------------------------------------------------------------------
                          Senior                    Apr.  1974     Joined TMC
                          Managing Director         Jun.  2003     Managing Officer of TMC
                                                    Jun.  2004     Toyota Technical Center, U.S.A., Inc.
                          - Technical                              President
                            Administration Group    Apr.  2006     Toyota Motor Manufacturing North
                          - R&D Group 1                            America, Inc. and Toyota Technical
                          - LEXUS Development                      Center, U.S.A., Inc. merged under the
         Yasuhiko           Center                                 name Toyota Motor Engineering &
  18*    Ichihashi        - Toyota Passenger                       Manufacturing North America, Inc.              22,800
         (3/22/1952)        Vehicle Development     Apr.  2006     Toyota Motor Engineering & Manufacturing
                            Center 1                               North America, Inc. Executive Vice
                          - Toyota Passenger                       President
                            Vehicle Development     Jun.  2008     Retired from Toyota Motor Engineering &
                            Center 2                               Manufacturing North America, Inc.
                          - Toyota Commercial                      Executive Vice President
                            Vehicle Development     Jun.  2008     Senior Managing Director of TMC
                            Center
---------------------------------------------------------------------------------------------------------------------------
                          Senior                    Apr.  1977     Joined TMC
                          Managing Director         Jan.  2001     Toyota Technical Center, U.S.A., Inc.
                                                                   President
                          - Motor Sports Div.       Jun.  2003     Managing Officer of TMC
                          - Chairman of Toyota      Jun.  2004     Retired from Toyota Technical Center,
         Tadashi            Motorsport GmbH                        U.S.A., Inc. President
  19*    Yamashina                                  Dec.  2006     Toyota Motorsport GmbH Vice Chairman            9,500
         (5/8/1951)                                 Jun.  2007     Toyota Motorsport GmbH Chairman
                                                    Jun.  2008     Senior Managing Director of TMC

                                                    (other executive duties)
                                                    Chairman of Toyota Motorsport GmbH
---------------------------------------------------------------------------------------------------------------------------
                          Senior                    Apr.  1976     Joined TMC
                          Managing Director         Jun.  2004     Managing Officer of TMC
         Takahiko                                   Jun.  2008     Senior Managing Director of TMC                15,000
  20*    Ijichi           - Business Development
         (7/15/1952)        Group
                          - Accounting Group
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
                           Position and main
                               areas of                                                                           No. of
  no.        Name          responsibility at             Brief career summary and representative                  TMC's
         (birth date)        Toyota Motor                   positions in other organizations                      shares
                          Corporation ("TMC")                                                                     owned
---------------------------------------------------------------------------------------------------------------------------
                          Senior                    Apr.  1976     Joined TMC
                          Managing Director         Jun.  2004     Managing Officer of TMC
                                                    Jul.  2006     Toyota Motor Europe NV/SA Executive Vice
                          - President of Toyota                    President
                            Motor Engineering &     Jun.  2008     Senior Managing Director of TMC
                            Manufacturing North     Jun.  2008     Toyota Motor Engineering & Manufacturing
                            America, Inc.                          North America, Inc. President
  21*    Tetsuo Agata                               Jul.  2008     Retired from Toyota Motor Europe NV/SA         10,793
         (4/26/1953)                                               Executive Vice President

                                                    (other executive duties)
                                                    President of Toyota Motor Engineering & Manufacturing
                                                    North America, Inc.
                                                    Vice President of TSSC, Inc.
                                                    President of TABC Holding, Inc.
                                                    President of Toyota Motor Manufacturing, Northern
                                                    Kentucky, Inc.
---------------------------------------------------------------------------------------------------------------------------
                          Managing Officer          Apr.  1976     Joined Toyota Motor Sales Co., Ltd.
                                                    Sep.  2003     FAW Toyota Motor Sales Co., Ltd.
         Toshio           - Global Planning                        President
  22     Furutani           Operations Group        Jun.  2004     Managing Officer of TMC                        12,700
         (4/23/1953)      - Japan Sales             Jun.  2005     Retired from FAW Toyota Motor Sales Co.,
                            Operations Group                       Ltd. President
---------------------------------------------------------------------------------------------------------------------------
                          Managing Officer          Apr.  1977     Joined TMC
                                                    Jun.  2005     Managing Officer of TMC
  23     Takahiro Iwase   - Manufacturing Group                                                                   11,700
         (5/28/1952)                                (other executive duties)
                                                    Chairman of Siam Toyota Manufacturing Co., Ltd.
---------------------------------------------------------------------------------------------------------------------------
                          Managing Officer          Apr.  1976     Joined Toyota Motor Sales Co., Ltd.
         Yoshimasa                                  Jun.  2005     Managing Officer of TMC
  24     Ishii            - Global Planning                                                                        8,400
         (4/22/1953)        Operations Group
---------------------------------------------------------------------------------------------------------------------------
         Takeshi          Managing Officer          Apr.  1977     Joined TMC
  25     Shirane                                    Jun.  2005     Managing Officer of TMC                         8,669
         (9/5/1952)       - Purchasing Group
---------------------------------------------------------------------------------------------------------------------------
                                                    Apr.  1968     Joined Toyota Motor Sales Co., Ltd.
                                                    Jun.  1997     Director of TMC
                                                    Jun.  1999     Toyota Motor Sales, U.S.A., Inc.
                                                                   President
                                                    Jun.  2003     Retired from Toyota Motor Sales, U.S.A.,
                                                                   Inc. President
                                                    Jun.  2003     Senior Managing Director of TMC
  26     Yoshimi Inaba    Senior Advisor            Jun.  2005     Executive Vice President of TMC                37,000
         (2/24/1946)                                Jun.  2007     Central Japan International Airport Co.,
                                                                   Ltd. President
                                                    Jun.  2007     Advisor of TMC

                                                    (other executive duties)
                                                    President of Central Japan International Airport Co.,
                                                    Ltd.
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
                           Position and main
                               areas of                                                                           No. of
  no.        Name          responsibility at             Brief career summary and representative                  TMC's
         (birth date)        Toyota Motor                   positions in other organizations                      shares
                          Corporation ("TMC")                                                                     owned
---------------------------------------------------------------------------------------------------------------------------
                                                    Apr.  1973     Joined Toyota Motor Sales Co., Ltd.
                                                    Jun.  2003     Managing Officer of TMC
         Masamoto                                   Jun.  2007     Toyota Administa Corp. President
  27     Maekawa          Advisor                   Jun.  2007     Advisor of TMC                                 15,300
         (10/17/1949)
                                                    (other executive duties)
                                                    President of Toyota Administa Corp.
---------------------------------------------------------------------------------------------------------------------------
         Nampachi                                   Apr.  1966     Joined TMC
  28     Hayashi          Senior                    Jul.  2001     Senior Technical Executive of TMC              15,706
         (5/2/1943)       Technical Executive
---------------------------------------------------------------------------------------------------------------------------
                                                    Apr.  1975     Joined Toyota Motor Sales Co., Ltd.
                                                    Jun.  2004     Managing Officer of TMC
                                                    Jun.  2007     Toyota Transportation Co., Ltd. Presidnet
         Yasumori Ihara                             Jun.  2007     Advisor of TMC
  29     (11/17/1951)                --             Jun.  2008     Retired from Advisor of TMC                     4,600

                                                    (other executive duties)
                                                    President of Toyota Transportation Co., Ltd.
---------------------------------------------------------------------------------------------------------------------------
Note: * indicates current Director of TMC.

Proposed Resolution 4: Issuance of Stock Acquisition Rights for the Purpose of
                       Granting Stock Options
Pursuant to Articles 236, 238 and 239 of the Corporation Act of Japan, we request authorization (i) to issue Stock Acquisition Rights to acquire TMC's shares by making payment within the exercise period of the amount obtained by multiplying (i) the amount to be paid per share, which is calculated by adding
(a) a certain ratio to (b) the share price as of the Allotment Date, by (ii) the Number of Shares to be Granted (i.e. Stock Options) without consideration, for the purpose of granting stock options, to Directors, Managing Officers, employees, and other persons in similar positions at TMC and its affiliates, and
(ii) to delegate to the Board of Directors the determination of the terms and conditions of the offering of such rights.
Stock Acquisition Rights granted to Directors of TMC without consideration constitute remuneration other than cash of indeterminate value to Directors. Consequently, we also request approval of the calculation method to determine the value of the Stock Acquisition Rights allotted to Directors as remuneration. In addition, if Proposed Resolution 3 "Election of 29 Directors" is approved, the 29 Directors will receive allotment of the Stock Acquisition Rights, and the maximum number of Stock Acquisition Rights to be allotted to the Directors of TMC shall be 9,700, considering the number of Stock Acquisition Rights granted for the purpose of existing stock options and other various factors.

1.   Reason for Issuance of Stock Acquisition Rights without Consideration

     TMC will issue Stock Acquisition Rights to Directors, Managing Officers and employees, etc. of TMC and its affiliates in order to enhance enthusiasm and raise morale for improving business performance and thereby contribute to strengthening TMC's international competitiveness.

2.   Summary of Terms of Issuance of Stock Acquisition Rights

   (1)    Grantees of the Stock Acquisition Rights

          Directors, Managing Officers and employees, etc. of TMC and its affiliates.

   (2) Type and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights

          Up to 3,700,000 shares of common stock of TMC.

          Provided, however, that if the number of shares to be issued or transferred upon exercise of each Stock Acquisition Right is adjusted in accordance with (3) below, such number of shares to be issued or transferred shall be adjusted to the number obtained by multiplying the number of shares after adjustment by the total number of Stock Acquisition Rights to be issued.

   (3)    Total Number of Stock Acquisition Rights

          Up to 37,000.

          The number of shares to be issued or transferred upon exercise of each Stock Acquisition Right (the "Number of Shares to be Granted") shall be 100; provided, however, that if TMC splits its shares (including the allotment of common stock to shareholders without consideration; hereinafter the same shall apply) or consolidates its shares after the allotment date of the Stock Acquisition Rights("Allotment Date"), the Number of Shares to be Granted shall be adjusted according to the following formula.

            Number of
           Shares to be    =    Number of Shares to     x     Ratio of split
          Granted after          be Granted before          (or consolidation)
            adjustment              adjustment

          The adjustment above shall be made only to the unexercised Stock Acquisition Rights remaining at the relevant time. If any fraction less than one (1) share arises as a result of such adjustment, such fraction shall be discarded.

   (4)    Amount Paid for Issuance of Stock Acquisition Rights

          No monetary payment shall be required for Stock Acquisition Rights for which the determination of the terms and conditions of the offering of such rights shall be delegated to the Board of Directors at this General Shareholders' Meeting.

   (5) Amount of Assets to be Paid upon Exercise of Stock Acquisition Rights (Exercise Price)

          The amount of assets to be paid upon exercise of each Stock Acquisition Right shall be the amount obtained by multiplying the amount to be paid per share issued or transferred upon exercise of Stock Acquisition Rights (the "Exercise Price") by the Number of Shares to be Granted. The Exercise Price shall be as follows.

          The amount obtained by multiplying the closing price of TMC's common stock in regular trading on the Tokyo Stock Exchange on the Allotment Date (if there is no transaction made on that day, then the closing price of the latest date prior to the Allotment Date on which a transaction was made) by 1.025, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.
          In addition, the Exercise Price shall be adjusted as follows:

          (i) If TMC splits or consolidates its shares after the Allotment Date, the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

                                                                    1
             Exercise Price   =    Exercise Price     x   ----------------------
            after adjustment      before adjustment           Ratio of split
                                                            (or consolidation)


          (ii) If TMC issues common stock or sells treasury stock of the common stock at a price below the market price after the Allotment Date, the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen. No adjustment shall be made, however, in the event that Stock Acquisition Rights are exercised.

                                                                    Number of shares           Amount to be
                                                 Number of            newly issued      X     paid per share
 Exercise Price       Exercise Price        outstanding  shares  +   -----------------------------------------
after adjustment  =  before adjustment  X                                          Market price
                                          ------------------------------------------------------------------
                                                Number of            +    Number  of shares newly issued
                                           outstanding shares

               "Number of outstanding shares" provided for in the above formula does not include the number of shares held by TMC as treasury stock and in the case where the treasury stock is to be sold, "Number of shares newly issued" shall be read as "Number of shares of treasury stock to be sold."

         (iii) In the event that other class of stock is allotted without consideration to the holders of common stock, shares of another company are delivered to the holders of common stock of TMC as dividends, or in any other similar instance where an adjustment of the Exercise Price is required, in each case after the Allotment Date, an appropriate adjustment shall be made to the extent reasonable.

   (6)    Exercise Period of the Stock Acquisition Rights

          From August 1, 2011 to July 31, 2017.

   (7)    Conditions of Exercise of Stock Acquisition Rights

          (i)  Each Stock Acquisition Right may not be partially exercised.

          (ii) The grantees of the Stock Acquisition Rights must, at the time of the closing of the ordinary general shareholders' meeting to be held for the last fiscal year ending within two (2) years after the closing of the General Shareholders' Meeting, be a Director, Managing Officer or an employee, etc. of TMC or its affiliates to which he or she belongs at the time such rights are granted.

         (iii) The Stock Acquisition Rights may not be exercised, if the grantee loses his or her position as a Director, Managing Officer or an employee, etc. of TMC or its affiliates to which the grantee belongs at the time such rights are granted due to retirement of office or resignation for personal reasons, or removal from office or dismissal.

          (iv) Stock Acquisition Rights may not be inherited.

          (v) Other exercise conditions shall be provided for by the resolution of the General Shareholders' Meeting and the resolution of the meeting of the Board of Directors.

   (8) Events and Conditions of Acquisition of Stock Acquisition Rights by TMC

          Stock Acquisition Rights may be acquired by TMC without consideration, on a date that shall be provided by the Board of Directors, if a proposal on a merger agreement in which TMC will be dissolved, or a proposal on a share exchange agreement or a share transfer by which TMC will become a wholly-owned subsidiary of another company is approved at an ordinary general shareholders' meeting.

   (9)    Restriction on Transfer of Stock Acquisition Rights

          Transfer of Stock Acquisition Rights shall be subject to approval of the Board of Directors.

   (10) Matters concerning the Paid-in Capital and Capital Reserve to be Increased due to the Issuance of Shares upon Exercise of Stock Acquisition Rights

          (i) Amount of paid-in capital to be increased due to the issuance of shares upon exercise of the Stock Acquisition Rights shall be half of the maximum amount of paid-in capital increase and others which is calculated in accordance with Article 17, Paragraph 1 of the Corporation Accounting Regulations, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.
          (ii) Amount of capital reserve to be increased due to the issuance of shares upon exercise of the Stock Acquisition Rights shall be an amount determined by subtracting the amount of paid-in capital to be increased provided in the immediately preceding paragraph (i) from the maximum amount of increase in paid-in capital set forth in the immediately preceding paragraph (i).

   (11)   Handling of Fraction

          In the case where the number of shares to be issued or transferred to the grantee includes any fraction less than one (1) share, such fraction shall be rounded down.

   (12)   Calculation Method of the Fair Value of Stock Acquisition Rights

          The fair value of the Stock Acquisition Rights, which is the basis of calculating remuneration other than cash for Directors, shall be calculated by using the Black-Scholes model based on the various conditions on the Allotment Date.

   Reference:  The fair value of the Stock Acquisition Rights as of March
               31, 2009, calculated in accordance with the Black-Scholes model, is 532 yen per share.

      [Information on Exercising Voting Rights by Mail or via the Internet]

[Exercising Voting Rights by Mail]
Please vote "yes" or "no" on each proposed resolution on the enclosed ballot form and return it to us no later than 5:30 p.m. on Monday, June 22, 2009.

[Exercising Voting Rights via the Internet]
Please access the website for exercising voting rights (http://www.evote.jp/) via a personal computer or a mobile phone (i-mode, EZweb, Yahoo! Keitai)*, enter the login ID and temporary password supplied on the enclosed ballot form and then vote "yes" or "no" on each proposed resolution by following the instructions on the screen. (Please note that the website cannot be accessed between 2:00 a.m. and 5:00 a.m. daily.) When exercising your voting rights via the Internet, please also refer to the following information.
     *"i-mode", "EZweb" and "Yahoo!" are the trademarks or the registered trademarks of NTT DoCoMo Inc., KDDI CORPORATION and Yahoo! Inc. (United States), respectively.

1. To prevent unauthorized access and/or falsification of the contents of the exercised voting rights, shareholders using the website for exercising voting rights will be requested to change the temporary password.

2. Although voting rights exercised via the Internet are accepted until 5:30 p.m. on Monday, June 22, 2009, we encourage you to exercise your voting rights earlier. If you have any questions or concerns, please contact the help desk shown below.

3. In cases of duplicated exercise of voting rights by mail and via the Internet, the exercise of voting rights via the Internet will be treated as the valid exercise of voting rights.

4. In cases of the exercise of voting rights multiple times via the Internet, the final exercise of voting rights will be treated as the valid exercise of voting rights.

5. If you are exercising your voting rights via a mobile phone, please use either i-mode, EZweb or Yahoo! Keitai. In order to ensure security, mobile phones that cannot send encrypted information (SSL transmission) cannot be used to exercise voting rights.

6. Shareholders are responsible for all charges (charges for connection to an Internet service provider, telephone charges, etc.) incurred when accessing the website for exercising voting rights. In addition, shareholders using mobile phones shall also be responsible for packet transmission fees and other mobile phone charges incurred when accessing the website for exercising voting rights via mobile phones.

7. In addition to the exercising voting rights via the Internet described above, institutional investors can use the electronic voting platform operated by ICJ, Inc. as another electronic means of voting at the Ordinary General Shareholders' Meeting of TMC, provided that application for the use of the platform has been submitted in advance.

--------------------------------------------------------------------------------
    Contact for inquiries regarding the website for exercising voting rights:
                     Transfer Agent Department (Help Desk),
                  Mitsubishi UFJ Trust and Banking Corporation
    Japan Toll-Free: (0120) 173-027 (Operating hours: 9:00 a.m. to 9:00 p.m.)
--------------------------------------------------------------------------------

                                Table of Contents

To Our Shareholders............................................................2

(Attachment to the Notice of Convocation of FY2009 Ordinary General
 Shareholders' Meeting)
    Business Report............................................................3
       1. Outlook of Associated Companies......................................3
       2. Status of Shares....................................................14
       3. Status of Stock Acquisition Rights, Etc.............................15
       4. Status of Directors and Corporate Auditors..........................18
       5. Status of Accounting Auditor........................................27
       6. Basic Policy Regarding the System to Secure the
            Appropriateness of Business.......................................28
    Unconsolidated Financial Statements.......................................31
       UNCONSOLIDATED BALANCE SHEETS..........................................31
       UNCONSOLIDATED STATEMENTS OF INCOME....................................32
       UNCONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS.....................33
       NOTES TO UNCONSOLIDATED FINANCIAL STATEMENTS...........................37
    Independent Auditor's Report (Certified Copy).............................41
    Consolidated Financial Statements.........................................42
       CONSOLIDATED BALANCE SHEETS............................................42
       CONSOLIDATED STATEMENTS OF INCOME......................................43
       CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY........................44
       NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.........................45
    Independent Auditor's Report (Certified Copy).............................47
    Board of Corporate Auditors' Report (Certified Copy)......................48

Consolidated Business Results for FY2009 (Reference)..........................49
    Segment Operating Results.................................................49
    Geographic Information....................................................50

To Our Shareholders:

Guiding Principles at Toyota                            We are pleased to report on our business results for FY2009
1.  Honor the language and spirit of the                (April 1, 2008 through March 31, 2009). I would like to
    law of every nation and undertake                   express our gratitude for your ongoing understanding and
    open and fair corporate activities                  support for our company.
    to be a good corporate citizen of                   The consolidated business results of Toyota Motor
    the world.                                          Corporation ("TMC") and its consolidated subsidiaries
                                                        (together "Toyota") for FY2009 reflect extremely difficult
2.  Respect the culture and customs of                  conditions, recording a loss for the fiscal year. This stems
    every nation and contribute to                      from a number of factors, including a substantial
    economic and social development                     contraction of the automotive market caused by the rapid
    through corporate activities in the                 deterioration of the world economy following the onset of
    communities.                                        the financial crisis last autumn, changes in the market
                                                        structure with a marked shift toward small vehicles and
3.  Dedicate ourselves to providing                     low-price vehicles, and the sharp appreciation of the yen.
    clean and safe products and to                      In our view, it would be very difficult to maintain a
    enhancing the quality of life                       year-end dividend at a level similar to that of the previous
    everywhere through all our                          fiscal year. Thus, we will propose a year-end dividend of 35
    activities.                                         yen per share at the FY2009 Ordinary General Shareholders'
                                                        Meeting. This, combined with the interim dividend of 65 yen
4.  Create and develop advanced                         per share, will result in a total annual dividend of 100 yen
    technologies and provide outstanding                per share for FY2009.
    products and services that fulfill                  The business environment is expected to remain very
    the needs of customers worldwide.                   difficult. However, in order to improve profit at the
                                                        earliest possible stage, we will be making efforts to
5.  Foster a corporate culture that                     deliver more vehicles to more customers by making thorough
    enhances individual creativity and                  improvements to our existing models and by launching various
    teamwork value, while honoring                      new models such as the new Prius. In parallel, we will be
    mutual trust and respect between                    working exhaustively to eliminate waste throughout our
    labor and management.                               organization, through joint efforts to reduce costs and to reform operations in the areas of technology, procurement,
6.  Pursue growth in harmony with the                   and production. By revisiting our fundamental principles of
    global community through innovative                 "Customer First," "Genchi-Genbutsu," and "Continuous
    management.                                         Improvement" that enabled us to achieve growth, we will
                                                        focus on customers' viewpoint and provide high-quality,
7.  Work with business partners in                      reasonably priced products that will attract customers,
    research and creation to achieve                    accelerate commercialization of next-generation technologies
    stable, long-term growth and mutual                 in the areas of environment, energy and safety, and
    benefits, while keeping ourselves                   construct a corporate structure to flexibly respond to
    open to new partnerships.                           changes in the business environment.
                                                        We will rigorously strive to overcome these difficulties as a group and we look forward to your ongoing support.

                                                        Katsuaki Watanabe
                                                        President

Attachment to the Notice of Convocation of FY2009 Ordinary General Shareholders' Meeting
Business Report (Fiscal Year under review: April 1, 2008 through March 31, 2009)

1. Outlook of Associated Companies

(1) Progress and Achievement in Operation

General Economic Environment in FY2009

Reviewing the general economic environment for the fiscal year ended March 2009 ("FY2009"), the disorder in the financial markets originating from the subprime mortgage crisis in the United States has become more serious during the second half of FY2009 and spread not only to Europe but also to resource-rich countries and emerging countries, causing a global financial crisis. As a result, the real economy weakened and the world economy fell into a severe recession.
The automotive industry is experiencing a rapid contraction of markets globally, particularly in Japan, the United States, and Europe where the market declined by 20% to more than 30% in the second half of FY2009. The automotive market in resource-rich countries and emerging countries, which were growing continuously, encountered a sudden slowdown and resulted in extremely severe condition.

Overview of Operations

Under these unexpected rapidly changing business environment, Toyota launched attractive products and actively engaged in marketing activities to attract more customers to its products. The newly introduced "iQ," a model distinct for its ultra-high-efficiency package, won high honors in Japan, including the Japan Car of the Year Award. In Europe, where there are more interests in environmentaly friendly models, Toyota began introducing new products with outstanding environmentaly friendly features, such as the iQ and the new Avensis. In North America, Toyota managed to maintain a high market share in a declining market through various efforts to spur demand, including the launch of the Venza, a model designed exclusively for the region.
Despite its diligent marketing activities with dealers throughout the world, Toyota could not escape the worldwide market contraction. As a result, global vehicle sales for FY2009, including Daihatsu and Hino brands, decreased by 1,103 thousand units (or 11.7%) from FY2008 to a total of 8,327 thousand units. To respond to the sharp decline of vehicle sales, TMC established an "Emergency Profit Improvement Committee" in November of 2008 and as a group, has been swiftly and actively promoting activities to improve profit.
Specifically, in order to deliver more vehicles to more customers, Toyota strived to increase sales by swiftly implementing careful specifications tailored to market needs and increasing the number of sales destinations.

As for capital expenditures, Toyota reviewed and revised its plans for construction and production capacity expansions by reducing the scope or postponing such plans. Emergency cost improvement activities were also implemented jointly in the areas of technology, procurement, and production, while cost reduction efforts were also made through business restructuring.
In production, Toyota streamlined production lines of several manufacturing plants in Japan and overseas in order to maintain appropriate levels of inventory. In North America, Toyota worked to reconstruct its production system and temporarily halted production at several plants responding to the sharp decline of the truck market. From this year, non-operation days have been established in Japan and Europe as a mean to adjust production.

Consolidated Financial Results for FY2009

In spite of our diligent efforts to promote sales and improve efficiency across management, consolidated financial results for FY2009 were affected by a substantial decline in the number of vehicles sold due to the rapid contraction in global market and the significant appreciation of the value of the yen in the second half of FY2009. As a result, consolidated net revenues decreased by 5,759.7 billion yen (or 21.9%) to 20,529.5 billion yen and consolidated operating income decreased by 2,731.3 billion yen to an operating loss of 461.0 billion yen compared with FY2008. To our disappointment, consolidated net income for FY2009 decreased by 2,154.8 billion yen to a net loss of 437.0 billion yen compared with FY2008. We truly regret to disturb our shareholders.


The breakdown of consolidated net revenues is as follows:

                                                                                                    Yen in millions
--------------------------------------------------------------------------------------------------------------------
                                       FY2009                     FY2008
                                 (April 2008 through        (April 2007 through         Increase          Change
                                     March 2009)                March 2008)            (Decrease)           (%)
--------------------------------------------------------------------------------------------------------------------
       Vehicles                            15,635,490                20,723,588       (5,088,098)          (24.6)
       -------------------------------------------------------------------------------------------------------------
       Parts & components for
       overseas production                    298,176                   342,244          (44,068)          (12.9)
       -------------------------------------------------------------------------------------------------------------
       Parts                                1,575,316                 1,785,684         (210,368)          (11.8)
       -------------------------------------------------------------------------------------------------------------
       Other                                1,041,519                 1,308,738         (267,219)          (20.4)
       -------------------------------------------------------------------------------------------------------------
Total Automotive                           18,550,501                24,160,254       (5,609,753)          (23.2)
--------------------------------------------------------------------------------------------------------------------
Financial Services                          1,355,850                 1,468,730         (112,880)           (7.7)
--------------------------------------------------------------------------------------------------------------------
Other                                         623,219                   660,256          (37,037)           (5.6)
--------------------------------------------------------------------------------------------------------------------
Total                                      20,529,570                26,289,240       (5,759,670)          (21.9)
--------------------------------------------------------------------------------------------------------------------
Notes:
1.  Consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
2.  The amounts represent net revenues from external customers.
3.  Net revenues do not include consumption taxes, etc.

Environmental Initiatives

As Toyota moves forward with its business development amidst the current difficult conditions, it is strongly aware of the urgent responses required to cope with the environmental crisis facing us: "there can be no future for automobiles without a focus on measures for the environment and energy." Positioning environmental initiatives as a management priority, we are endeavoring to decrease environmental burdens, including carbon dioxide emissions.
With regard to our hybrid system, a core technology for the solution to environmental challenges, we have been continuing with our efforts to improve performance and fuel efficiency, reducing size and weight as well as cost. In FY2009, we launched the Crown Hybrid. We will continue to promote our hybrid system by expanding the vehicle lineup by launching models such as the new Prius and the Lexus RX450h and HS250h.

Non-Automotive Operations

In non-automotive areas, we are also actively developing businesses to meet diverse customer needs. Our financial services business has been contributing to our efforts to promote the sales of Toyota products based on appropriate risk management measures amidst the worldwide financial crisis. In the housing business, Toyota strengthened product value by extending product life cycle and remarkably reducing environmental burdens. Toyota will continue to make efforts to create comfortable houses suitable for the environment and climate of Japan.

(2) Funding

Capital investment in the automotive business is mainly financed with funds gained from business operations, borrowings and bond issues. Funds necessary for the financial services business are mainly financed through the issuance of bonds, medium-term notes and commercial papers. The balance of debt as of the end of FY2009 was 12,618.6 billion yen.

(3) Capital Expenditures

With respect to capital expenditures, Toyota made investments in environmental areas such as increasing production capacity of batteries for hybrid vehicles and investments to introduce new products, while striving to enhance investment efficiency. As a result, consolidated capital expenditures for FY2009 were 1,302.5 billion yen.

(4) Consolidated Financial Summary

                                                                     Yen in millions unless otherwise stated
------------------------------------------------------------------------------------------------------------
                                     FY2006              FY2007             FY2008            FY2009
                                   (April 2005         (April 2006        (April 2007       (April 2008
                                     through             through            through           through
                                   March 2006)         March 2007)        March 2008)       March 2009)
------------------------------------------------------------------------------------------------------------
Net revenues                        21,036,909         23,948,091          26,289,240        20,529,570
------------------------------------------------------------------------------------------------------------
Operating income (loss)              1,878,342          2,238,683           2,270,375          (461,011)
------------------------------------------------------------------------------------------------------------
Net income (loss)                    1,372,180          1,644,032           1,717,879          (436,937)
------------------------------------------------------------------------------------------------------------
Net income (loss) per share -           421.76             512.09              540.65           (139.13)
Basic                    (yen)
------------------------------------------------------------------------------------------------------------
Shareholders' equity                10,560,449         11,836,092          11,869,527        10,061,207
------------------------------------------------------------------------------------------------------------
Total assets                        28,731,595         32,574,779          32,458,320        29,062,037
------------------------------------------------------------------------------------------------------------

(5) Issues to be Addressed

As for our future business environment, there is a rising concern of a further downside in the world economy caused by an even more vicious cycle of the financial crisis and the weakening of the real economy. Japanese economy also has risks that the recession deepens further and lasts longer, reflecting a decline in corporate profits due to drops in exports and industrial production, and lower consumer confidence. Although the automotive market is expected to expand over the medium- to long-term particularly in resource-rich countries and emerging countries, those markets are undergoing a rapid contraction because of the worldwide economic deceleration. In addition, the competition in the automotive market is more intense globally, as shown in the fierce competition with respect to compact cars and low-price cars, and the acceleration in development of technologies and introduction of new products while environmental awareness is growing throughout the world.
Under these unprecedented severe circumstances, Toyota is working to create a structure that can respond flexibly to short-term changes in demand and eliminate waste, while implementing reforms to establish a strong yet flexible corporate structure to achieve steady growth in the medium- to long-term. To carry out these reforms, Toyota Group as a whole will make an even greater effort to address the following agenda.
First, we intend to reinforce our customer-oriented products by listening to the opinions and demands of customers in each country and region, based on Genchi Genbutsu (going to the source), to provide attractive high-quality products at a low price and to respond to changing customer needs. As we expect customer demand for fuel-efficient vehicles such as hybrid vehicles and compact vehicles to increase in the future, we will accelerate development to improve quality and performance of such vehicles while reducing cost. We will also work to improve our lineup of commercial vehicles and low-priced vehicles, which are expected to be in greater demand in resource-rich and emerging countries.
Second, we will promote to commercialize next-generation environmental, energy and safety technologies at an early stage. In the area of environmental responses, which is one of our priority management issue, we are focusing on the use of diverse energy sources that can replace oil through the practical use of plug-in hybrid vehicles that can be charged from household power supplies, mass production of electric vehicles, development of next-generation batteries, use of biofuel as an alternative fuel source, and development of fuel cell vehicles. Third, we are creating a structure for efficient development, production and sales that can respond flexibly to changes in the external environment. Such measures include working with suppliers to dramatically increase the efficiency of development, creating a production structure that can withstand changes in demand and currency exchange rates, reducing lead times from development to sales, and strengthening sales capabilities in line with local conditions.
By addressing these agenda, Toyota is working to enhance its corporate value as a company that maintains growth in harmony with society by revisiting its fundamental principles of "Customer First," "Genchi Genbutsu," and "Continuous Improvement," which are the sources of its growth, and responding flexibly and promptly to the changes in the market environment. Toyota fulfills its social responsibilities by carrying out its Corporate Social Responsibility (CSR) through philanthropic activities undertaken through corporate ethics including full compliance with applicable laws and regulations.
Though surrounded by circumstances grimmer than ever before, we will decisively strive towards an earlier recovery of performance with a sense of shared purpose among all executives and employees in Japan and overseas, together with the suppliers and dealers with whom we work as partners in business. We sincerely hope that our shareholders will continue to extend their patronage and support to us.

(6) Policy on Distribution of Surplus by Resolution of the Board of Directors

TMC deems the benefit of its shareholders as one of its priority management policies, and it is working to implement reforms to establish a corporate structure that can achieve continuous growth in order to enhance its corporate value.
TMC will strive to continue to pay dividends while giving due consideration to factors such as business results for each term, investment plans and its cash reserves.
In order to flexibly respond to the changing economic conditions, TMC will utilize its internal funds (1) to secure a solid management foundation, (2) to improve product performance to respond to customer needs, (3) to make efforts to commercialize next-generation technologies such as environment, energy and safety technologies at an early stage, and (4) to establish a structure for development, production and sales in both the domestic and overseas markets.
TMC pays dividends twice a year - an interim dividend and a year-end dividend -, and in order to secure an opportunity to directly seek shareholders' opinions, TMC will treat payments of year-end dividends as a matter to be resolved at the 105th Ordinary General Shareholders' Meeting, even though TMC's articles of incorporation stipulate that retained earnings can be distributed as dividends pursuant to the resolution of the board of directors.
TMC will not repurchase its own shares for the time being, as it decided to prioritize securing its cash reserves under the present business environment.

(7) Main Business

----------------------------------------------------------------------
         Business                        Main products
----------------------------------------------------------------------
                           LS, LS600h, GS, GS450h, ES, IS, IS F,
                           SC, LX, GX, RX, RX400h Century, Crown,
                           Crown Hybrid, Mark X, Avalon, Camry, Camry
                           Hybrid, Comfort, Premio, Allion, Avensis,
                           Prius, Corolla, Belta, Solara, Scion tC,
                           BLADE, Matrix, Auris, Raum, Ractis, bB,
                           Porte, ist, Vitz, Passo, iQ, Aygo, Mark X
            Passenger      Zio, Succeed wagon, Probox Wagon,
            vehicles       Estima, Estima Hybrid, Sienna, Isis,
                           Ipsum, Innova, WISH, SIENTA, Passo Sette,
                           AVANZA, Alphard, Vellfire, Hiace wagon,
                           Noah, Voxy, Land Cruiser wagon, Sequoia,
 Automotive                Hilux Surf, Harrier, Harrier Hybrid,
 Operations                Highlander, Highlander Hybrid, Fortuner,
                           FJ Cruiser, Venza, Vanguard, RAV4, Rush,
                           Volkswagen vehicles, etc.
            ----------------------------------------------------------
                           Succeed Van, Probox Van, Hiace, Regius
            Trucks and     Ace Van, Quick Delivery, Townace,
            buses          Liteace, Tundra, Tacoma, Hilux, Dyna,
                           Toyoace, Land Cruiser, Coaster, etc.
            ----------------------------------------------------------
            Parts &        Various units and parts for overseas
            components     production
            for overseas
            production
            ----------------------------------------------------------
            Parts          Various maintenance parts for both
                           domestic and overseas use
----------------------------------------------------------------------
 Financial Services        Auto sales financing, leasing, etc.
 Operations
----------------------------------------------------------------------
                           Espacio GX, Espacio Mezzo, Espacio EF
                           Urban Wind, Espacio EF3, Espacio EF,
 Other                     Since Aventino, Since AIII, Since
 Operations   Housing      Vietrois, Since AII, Since Raison, Since
                           Cada, Since Smart Stage mew, Since piana,
                           Vie a, Crest, T-fine, M&f, NS, DS, Le,
                           ZELK, Season Stage, Since Smart Maison,
                           T Stage, etc.
----------------------------------------------------------------------
* Hino brand products (trucks and buses) and Daihatsu brand products (mini-vehicles and passenger vehicles) are not included in the above table.

(8) Main Sites

   [Toyota]

   -------------------------------------------------------------------
                 Name                           Location
   -------------------------------------------------------------------
    Head Office                     Aichi Prefecture
    Tokyo Head Office               Tokyo
    Nagoya Office                   Aichi Prefecture
    Honsha Plant                    Aichi Prefecture
    Motomachi Plant                 Aichi Prefecture
    Kamigo Plant                    Aichi Prefecture
    Takaoka Plant                   Aichi Prefecture
    Miyoshi Plant                   Aichi Prefecture
    Tsutsumi Plant                  Aichi Prefecture
    Myochi Plant                    Aichi Prefecture
    Shimoyama Plant                 Aichi Prefecture
    Kinu-ura Plant                  Aichi Prefecture
    Tahara Plant                    Aichi Prefecture
    Teiho Plant                     Aichi Prefecture
    Hirose Plant                    Aichi Prefecture
    Higashi-Fuji Technical Center   Shizuoka Prefecture
   -------------------------------------------------------------------


   [Domestic and overseas subsidiaries]
   Please see section "(10) Status of Principal Subsidiaries."

(9) Employees

   -------------------------------------------------------------------
         Number of employees           Change from end of FY2008
   -------------------------------------------------------------------
               320,808                          +4,687
   -------------------------------------------------------------------

(10) Status of Principal Subsidiaries

--------------------------------------------------------------------------------
                                                    Percentage
        Company name       Location     Capital/    ownership   Main business
                                      subscription  interest
--------------------------------------------------------------------------------
Japan
                                       million yen
     Toyota Financial    Aichi              78,525     100.00   Management of
     Services            Prefecture                             domestic and
     Corporation                                                overseas
                                                                financial
                                                                companies,etc.
     Hino Motors, Ltd.   Tokyo              72,717      50.21*  Manufacture and
                                                                sales of
                                                                automobiles
     Toyota Motor        Fukuoka            45,000     100.00   Manufacture and
     Kyushu, Inc.        Prefecture                             sales of
                                                                automobiles
     Daihatsu Motor      Osaka              28,404      51.33*  Manufacture and
     Co., Ltd.           Prefecture                             sales of
                                                                automobiles
     Toyota Finance      Tokyo              16,500     100.00*  Finance of
     Corporation                                                automobile
                                                                sales, card
                                                                business
     Toyota Auto Body    Aichi              10,371      56.28*  Manufacture and
     Co., Ltd.           Prefecture                             sales of
                                                                automobiles
     Kanto Auto Works,   Kanagawa            6,850      50.47*  Manufacture and
     Ltd.                Prefecture                             sales of
                                                                automobiles
--------------------------------------------------------------------------------
North America
                                      in thousands
     Toyota Motor        U.S.A.      USD 1,958,949     100.00*  Management of
     Engineering &                                              manufacturing
     Manufacturing                                              companies in
     North America, Inc.                                        North America

     Toyota Motor        U.S.A.      USD 1,180,000     100.00*  Manufacture and
     Manufacturing,                                             sales of
     Kentucky, Inc.                                             automobiles

     Toyota Motor        U.S.A.      USD 1,005,400     100.00*  Government,
     North America,                                             public affairs
     Inc.                                                       and research of
                                                                North America
     Toyota Motor        U.S.A.        USD 915,000     100.00*  Finance of
     Credit Corporation                                         automobile sales

     Toyota Motor        U.S.A.        USD 620,000     100.00*  Manufacture and
     Manufacturing,                                             sales of
     Indiana, Inc.                                              automobiles

     Toyota Motor        U.S.A.        USD 365,000     100.00*  Sales of
     Sales, U.S.A.,                                             automobiles
     Inc.

     Toyota Motor        Canada        CAD 680,000     100.00   Manufacture and
     Manufacturing                                              sales of
     Canada Inc.                                                automobiles

     Toyota Credit       Canada         CAD 60,000     100.00*  Finance of
     Canada Inc.                                                automobile sales
--------------------------------------------------------------------------------
Europe
                                      in thousands
     Toyota Motor        Belgium     EUR 2,524,346     100.00   Management of
     Europe NV/SA                                               all European
                                                                affiliates
     Toyota Motor        France        EUR 380,078     100.00*  Manufacture and
     Manufacturing                                              sales of
     France S.A.S.                                              automobiles

     Toyota Motor        Italy          EUR 38,958     100.00*  Sales of
     Italia S.p.A.                                              automobiles

     Toyota Kreditbank   Germany        EUR 30,000     100.00*  Finance of
     GmbH                                                       automobile sales

     Toyota              Germany         EUR 5,726     100.00*  Sales of
     Deutschland GmbH                                           automobiles

     Toyota France S.A.  France          EUR 2,123     100.00*  Sales of
                                                                automobiles
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                    Percentage
        Company name       Location     Capital/    ownership   Main business
                                      subscription  interest
--------------------------------------------------------------------------------
Europe
                                      in thousands
     Toyota Motor        Netherlands       EUR 908     100.00*  Loans to
     Finance                                                    overseas Toyota
     (Netherlands) B.V.                                         related
                                                                companies
     Toyota Motor        U.K.          GBP 300,000     100.00*  Manufacture and
     Manufacturing                                              sales of
     (UK) Ltd.                                                  automobiles

     Toyota (GB) PLC     U.K.            GBP 2,600     100.00*  Sales of
                                                                automobiles
     OOO "TOYOTA MOTOR"  Russia         RUB 29,369     100.00*  Sales of
                                                                automobiles
--------------------------------------------------------------------------------
Asia
                                      in thousands
     Toyota Motor        China         USD 118,740     100.00   Sales of
     (China) Investment                                         automobiles
     Co. Ltd.

     P.T. Toyota Motor   Indonesia  IDR 19,523,503      95.00   Manufacture and
     Manufacturing                                              sales of
     Indonesia                                                  automobiles

     Toyota Motor Asia   Singapore       SGD 6,000     100.00   Sales of
     Pacific Pte Ltd.                                           automobiles

     Toyota Motor        Thailand    THB 7,520,000      86.43   Manufacture and
     Thailand Co., Ltd.                                         sales of
                                                                automobiles
     Toyota Leasing      Thailand    THB 6,000,000      79.17*  Finance of
     (Thailand) Co.,                                            automobile
     Ltd.                                                       sales

     Toyota Motor Asia   Thailand    THB 1,300,000     100.00*  Production
     Pacific                                                    support for
     Engineering and                                            entities in
     Manufacturing                                              Asia and
     Co., Ltd.                                                  Oceania
--------------------------------------------------------------------------------
Other
                                      in thousands
     Toyota Motor        Australia     AUD 481,100     100.00   Manufacture and
     Corporation                                                sales of
     Australia Ltd.                                             automobiles

     Toyota Finance      Australia     AUD 120,000     100.00*  Finance of
     Australia Ltd.                                             automobile sales

     Toyota do Brasil    Brazil        BRL 709,980     100.00   Manufacture and
     Ltda.                                                      sales of
                                                                automobiles
     Toyota South        South Africa       ZAR 50     100.00*  Manufacture and
     Africa Motors                                              sales of
     (Pty) Ltd.                                                 automobiles
--------------------------------------------------------------------------------
Notes:
1. * Indicates that the ownership interest includes such ratio of the subsidiaries.
2. The ownership interests are calculated based on the total number of shares issued at the end of the fiscal year.

2.   Status of Shares

(1)  Total Number of Shares Authorized                     10,000,000,000 shares

(2)  Total Number of Shares Issued                          3,447,997,492 shares

(3)  Number of Shareholders                                              653,433

(4)  Major Shareholders

--------------------------------------------------------------------------------------
          Name of Shareholders          Investment in the Company by the Shareholders
--------------------------------------------------------------------------------------
                                             Number of shares      Ownership Interest
                                                    (1,000 shares)                (%)
--------------------------------------------------------------------------------------
Japan Trustee Services Bank, Ltd.                          353,082              11.26
--------------------------------------------------------------------------------------
Toyota Industries Corporation                              201,195               6.42
--------------------------------------------------------------------------------------
The Master Trust Bank of Japan, Ltd.                       192,363               6.13
--------------------------------------------------------------------------------------
Nippon Life Insurance Company                              130,791               4.17
--------------------------------------------------------------------------------------
State Street Bank and Trust Company                        119,887               3.82
--------------------------------------------------------------------------------------
The Bank of New York Mellon as
Depositary Bank for Depositary Receipt                      85,081               2.71
Holders
--------------------------------------------------------------------------------------
Trust & Custody Services Bank, Ltd.                         84,527               2.70
--------------------------------------------------------------------------------------
Tokio Marine & Nichido Fire Insurance
Co., Ltd.                                                   83,821               2.67
--------------------------------------------------------------------------------------
Mitsui Sumitomo Insurance Company,
Limited                                                     65,166               2.08
--------------------------------------------------------------------------------------
JPMorgan Chase Bank                                         60,854               1.94
--------------------------------------------------------------------------------------

Notes:
1. The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders, which changed its name from Hero and Company on December 19, 2008, is the nominee of the Bank of New York Mellon, which is the Depositary for holders of TMC's American Depositary Receipts (ADRs).
2. Percentage of equity participation is calculated excluding treasury stock (312,115 thousand shares).

(5)  Other Significant Matters Pertaining to Shares
     During FY2009, TMC repurchased 14,947 thousand of its own shares and disposed of 1,803 thousand shares of treasury stock (transfer of shares upon exercise of Stock Acquisition Rights, 119 thousand shares; transfer of shares in a share for share exchange to make Central Motor Co., Ltd. its wholly owned subsidiary, 1,683 thousand shares).

3. Status of Stock Acquisition Rights, Etc.

(1) Status of Stock Acquisition Rights as of the End of FY2009
    1) Number of Stock Acquisition Rights issued:
       132,757

    2) Type and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights
       13,275,700 shares of common stock of TMC (The number of shares to be issued or transferred upon exercise of one Stock Acquisition Right is
       100).

    3) Stock Acquisition Rights held by TMC's Directors and Corporate Auditors


     ---------------------------------------------------------------------------
                    Series          Expiration      Number of Stock   Number of
               (Exercise price)        Date       Acquisition Rights   holders
     ---------------------------------------------------------------------------
                2nd (3,116 yen)    July 31, 2009            1,116            17
                ----------------------------------------------------------------
                3rd (4,541 yen)    July 31, 2010            1,778            17
                ----------------------------------------------------------------
                4th (4,377 yen)    July 31, 2011            3,717            26
      Directors ----------------------------------------------------------------
                5th (6,140 yen)    July 31, 2014            9,000            30
                ----------------------------------------------------------------
                6th (7,278 yen)    July 31, 2015            9,600            30
                ----------------------------------------------------------------
                7th (4,726 yen)    July 31, 2016           10,100            30
     ---------------------------------------------------------------------------
                2nd (3,116 yen)    July 31, 2009                6             1
      Corporate ---------------------------------------------------------------
      Auditors  3rd (4,541 yen)    July 31, 2010              100             1
                ---------------------------------------------------------------
                4th (4,377 yen)    July 31, 2011               99             1
     ---------------------------------------------------------------------------
     Note:
     The Stock Acquisition Rights held by Corporate Auditors in the above table have been acquired prior to their assumption of office and are exercisable by Corporate Auditors.

(2)  Status of Stock Acquisition Rights Issued during FY2009
     1)   Number of Stock Acquisition Rights issued:
           34,940

     2) Type and number of shares to be issued or transferred upon exercise of Stock Acquisition Rights
           3,494,000 shares of common stock of TMC (The number of shares to be issued or transferred upon exercise of one Stock Acquisition Right is 100).

     3)   Issue price of Stock Acquisition Rights
           Stock Acquisition Rights shall be issued without consideration.

     4)   Amount to be paid upon exercise of Stock Acquisition Rights
           4,726.00 yen

     5)   Conditions of exercise of Stock Acquisition Rights
       (i) The exercise period of the Stock Acquisition Rights is from August 1, 2010 to July 31, 2016.
       (ii)  Stock Acquisition Right may not be partially exercised.
       (iii) The grantees of the Stock Acquisition Rights must, at the time of the closing of the Ordinary General Shareholders' Meeting to be held for the last fiscal year ending within two (2) years after the closing of the FY2008 Ordinary General Shareholders' Meeting, be a Director, Managing Officer, employee, etc. of TMC or its affiliates to which the grantee belongs at the time such rights are granted.
       (iv) The grantee of the Stock Acquisition Rights may exercise his or her Stock Acquisition Rights for up to two (2) years after the grantee loses his or her position as a Director, Managing Officer or an employee, etc. of TMC or its affiliates to which the grantee belongs at the time of such rights are granted. However, if the grantee loses such position due to retirement of office or resignation for personal reasons, or removal from office or dismissal, the Stock Acquisition Rights will expire immediately.
       (v)   Stock Acquisition Rights may not be inherited.
       (vi) Other exercise conditions shall be provided for in "Agreement for the Grant of Options to acquire common shares of Toyota Motor Corporation" between TMC and the grantees of the Stock Acquisition Rights.

     6) Events and conditions of acquisition of Stock Acquisition Rights by TMC
           Stock Acquisition Rights may be acquired by TMC without consideration, on a date that shall be provided by the Board of Directors, if the Ordinary General Shareholders' Meeting approves a proposal on a merger agreement in which TMC will be dissolved, or a proposal on a share exchange agreement or a share transfer by which TMC will become a wholly-owned subsidiary of another company.

     7)   Details of Preferential Conditions
          TMC issued Stock Acquisition Rights without consideration to Directors, Managing Officers and employees, etc., of TMC and its affiliates.

     8) Breakdown of Stock Acquisition Rights granted to Managing Officers, engineers and employees of TMC, Officers and employees of TMC's subsidiaries, and employees of TMC's affiliates

           ------------------------------------------------------------------------------
                                               Type and number of
                              Number of     shares to be issued or       Total number of
                                Stock        transferred upon the       persons in which
                              Acquisition     exercise of Stock         Stock Acquisition
                                Rights        Acquisition Rights       Rigths were granted
                                                (common stock)
           ------------------------------------------------------------------------------
             Managing
             Officers            10,000           1,000,000 shares                50
             of TMC
           ------------------------------------------------------------------------------
             Engineers
             of TMC                 400              40,000 shares                 4
           ------------------------------------------------------------------------------
             Employees
             of TMC              10,180           1,018,000 shares               455
           ------------------------------------------------------------------------------
             Officers
             and
             employees            4,120             412,000 shares                84
             of TMC's
             subsidiaries
           ------------------------------------------------------------------------------
             Employees
             of TMC's               140              14,000 shares                 4
             affiliates
           ------------------------------------------------------------------------------

4. Status of Directors and Corporate Auditors

(1) Directors and Corporate Auditors

---------------------------------------------------------------------------------------------------------------------------
        Name                Position            Main areas of responsibility              Other executive duties
---------------------------------------------------------------------------------------------------------------------------
 Fujio Cho            *Chairman of the                                           - Director of Toyota Motor Sales,
                      Board                                                        U.S.A., Inc.
                                                                                 - Corporate Auditor of DENSO CORPORATION
                                                                                 - Director of Central Japan Railway
                                                                                   Company
                                                                                 - Director of Toyota Motor Europe NV/SA
                                                                                 - Director of Toyota Motor North
                                                                                   America, Inc.
                                                                                 - Director of Sony Corporation
---------------------------------------------------------------------------------------------------------------------------
 Katsuhiro            *Vice Chairman of                                          - Director of Toyota Motor Sales,
 Nakagawa             the Board                                                    U.S.A., Inc.
                                                                                 - Director of Toyota Motor Europe NV/SA
                                                                                 - Director of Toyota Motor North
                                                                                   America, Inc.
                                                                                 - Corporate Auditor of Shochiku Co.,
                                                                                   Ltd.
                                                                                 - Corporate Auditor of Aichi Steel
                                                                                   Corporation
---------------------------------------------------------------------------------------------------------------------------
 Kazuo Okamoto        *Vice Chairman of                                          - Director of Toyota Boshoku Corporation
                      the Board                                                  - Corporate Auditor of Toyoda Gosei
                                                                                   Co., Ltd.
                                                                                 - Director of Toyota Motor Europe NV/SA
                                                                                 - Director of Toyota Motor Engineering
                                                                                   & Manufacturing North America, Inc.
---------------------------------------------------------------------------------------------------------------------------
 Katsuaki Watanabe    *President, Member                                         - Corporate Auditor of KDDI CORPORATION
                      of the Board                                               - Corporate Auditor of Toyota Financial
                                                                                   Services Corporation
                                                                                 - Director of Toyota Motor Sales,
                                                                                   U.S.A., Inc.
                                                                                 - Director of Toyota Motor Europe NV/SA
                                                                                 - Director of Toyota Motor North
                                                                                   America, Inc.
                                                                                 - Corporate Auditor of Toyota
                                                                                   Industries Corporation
                                                                                 - Director of Toyota Motor Engineering
                                                                                   & Manufacturing North America, Inc.
---------------------------------------------------------------------------------------------------------------------------
 Kyoji Sasazu         *Executive Vice        - Business Development              - Corporate Auditor of JTEKT Corporation
                      President, Member of   - Purchasing
                      the Board              - Housing
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
        Name                Position            Main areas of responsibility              Other executive duties
---------------------------------------------------------------------------------------------------------------------------
 Mitsuo Kinoshita     *Executive Vice        - Corporate Planning, Research      - Director of Toyota Financial Services
                      President, Member of   - Government & Public Affairs         Corporation
                      the Board              - General Affairs (Global Audit,    - Corporate Auditor of Aichi Steel
                                               General Administration & Human      Corporation
                                               Resources, Finance &              - Director of Toyota Motor Sales,
                                               Accounting, Information Systems)    U.S.A., Inc.
                                             - CSR & Environmental Affairs       - Director of Toyota Motor Engineering
                                             - Information System Group (Chief     & Manufacturing North America, Inc.
                                               Officer)                          - Director of Toyota Motor Europe NV/SA
                                             - Global Audit Dept.                o Director of New United Motor
                                                                                   Manufacturing, Inc.
                                                                                 - Director of Aioi Insurance Co., Ltd.
---------------------------------------------------------------------------------------------------------------------------
 Takeshi Uchiyamada   *Executive Vice        - Production                        - Director of Toyota Motor Engineering
                      President, Member of   - TQM                                 & Manufacturing North America, Inc.
                      the Board                                                  - Chairman of Toyota Motor Technical
                                                                                   Center (China) Co., Ltd.
                                                                                 - Director of Toyota Motor Europe NV/SA
                                                                                 - Director of JTEKT Corporation
---------------------------------------------------------------------------------------------------------------------------
 Masatami Takimoto    *Executive Vice        - Quality
                      President, Member of   - Research & Development (R&D
                      the Board                Management Center, LEXUS
                                               Development Center, Toyota
                                               Passenger Vehicle Development
                                               Center 1, Toyota Passenger
                                               Vehicle Development Center 2,
                                               Toyota Commercial Vehicle
                                               Development Center, Vehicle
                                               Control System Engineering
                                               Management, Future Project,
                                               Motor Sports, Battery Research,
                                               Technical Administration,
                                               Design, R&D 1, R&D 2)
                                             - Fuel Cell System Development
                                             - Design Group (Chief Officer)
                                             - Fuel Cell System Development
                                               Group (Chief Officer)
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
        Name                Position            Main areas of responsibility              Other executive duties
---------------------------------------------------------------------------------------------------------------------------
 Akio                 *Executive Vice        - Product Management                - Director of Toyota Financial Services
 Toyoda               President, Member of   - e-TOYOTA                            Corporation
                      the Board              - IT & ITS                          - Chairman of Toyota Motor Europe NV/SA
                                             - Global Planning Operations        - Chairman of Toyota Motor (China),
                                             - Japan Sales Operations              Investment Co., Ltd.
                                             - Overseas (Americas, Europe &      - Corporate Auditor of Toyota Boshoku
                                               Africa, China, Asia, Oceania &      Corporation
                                               Middle East)                      - Chairman and CEO of Toyota Motor
                                             - Customer Service                    North America, Inc.
                                                                                 - Director of Toyota Motor Sales,
                                                                                   U.S.A., Inc.
                                                                                 - Director of Toyota Motor Asia Pacific
                                                                                   Pte Ltd.
                                                                                 - Director of Toyota Motor Asia Pacific
                                                                                   Engineering and Manufacturing Co.,
                                                                                   Ltd.
---------------------------------------------------------------------------------------------------------------------------
 Yukitoshi Funo       Senior Managing        - The Americas Operations Group     - Chairman of Toyota Motor Sales,
                      Director, Member of      (Chief Officer)                     U.S.A., Inc.
                      the Board              - Chairman of Toyota Motor Sales,   - Vice President of Calty Design
                                               U.S.A., Inc.                        Research, Inc.
                                                                                 - Director of Toyota Motor Engineering
                                                                                   & Manufacturing North America, Inc.
                                                                                 - Director of Toyota Motor Credit
                                                                                   Corporation
                                                                                 - President of Toyota Motor Personnel
                                                                                   Services, U.S.A., Inc.
                                                                                 - Director of Toyota Motor North
                                                                                   America, Inc.
---------------------------------------------------------------------------------------------------------------------------
 Atsushi Niimi        Senior Managing        - Purchasing Group (Chief Officer)  - Director of Toyota Motor Engineering
                      Director, Member of                                          & Manufacturing North America, Inc.
                      the Board                                                  - Corporate Auditor of KYOWA LEATHER
                                                                                   CLOTH CO., LTD.
---------------------------------------------------------------------------------------------------------------------------
 Hiroshi Takada       Senior Managing        - Global Planning Operations        - Director of Toyota Motor North
                      Director, Member of      Group (Chief Officer)               America, Inc.
                      the Board              - Product Management Div.           o Director of New United Motor
                                                                                   Manufacturing, Inc.
                                                                                 - Director of Toyota Motor Europe NV/SA
---------------------------------------------------------------------------------------------------------------------------
 Teiji Tachibana      Senior Managing        - Government & Public Affairs       - Chairman and Representative Director
                      Director, Member of      Group (Chief Officer)               of Toyota Housing Corporation
                      the Board              - Housing Group (Chief Officer)
---------------------------------------------------------------------------------------------------------------------------
 Shinichi Sasaki      Senior Managing        - IT & ITS Group (Chief Officer)    - Corporate Auditor of SHIROKI
                      Director, Member of    - Customer Service Operations         CORPORATION
                      the Board                Group (Chief Officer)
                                             - e-TOYOTA Div.
---------------------------------------------------------------------------------------------------------------------------
 Akira Okabe          Senior Managing        - Asia, Oceania & Middle East       - Chairman of Toyota Motor Asia Pacific
                      Director, Member of      Operations Group (Chief Officer)    Pte Ltd.
                      the Board                                                  - Director of Toyota Motor Asia Pacific
                                                                                   Engineering and Manufacturing Co.,
                                                                                   Ltd.
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
        Name                Position            Main areas of responsibility              Other executive duties
---------------------------------------------------------------------------------------------------------------------------
 Yoichiro Ichimaru    Senior Managing        - Japan Sales Operations Group
                      Director, Member of      (Chief Officer)
                      the Board
---------------------------------------------------------------------------------------------------------------------------
 Shoji Ikawa          Senior Managing        - Fuel Cell System Development
                      Director, Member of      Group (Deputy Chief Officer)
                      the Board              - Production Engineering Group
                                               (Chief Officer)
---------------------------------------------------------------------------------------------------------------------------
 Koichi Ina           Senior Managing        - Strategic Production Planning     - Director of Toyota Motor Kyushu, Inc.
                      Director, Member of      Group (Chief Officer)             - Corporate Auditor of CHUO SPRING CO.,
                      the Board              - Manufacturing Group (Chief          LTD.
                                               Officer)                          - Chairman of Toyota Motor Asia Pacific
                                                                                   Engineering and Manufacturing Co.,
                                                                                   Ltd.
                                                                                 - Chairman of Toyota Motor Engineering
                                                                                   & Manufacturing North America, Inc.
                                                                                 - Director of Toyota Motor
                                                                                   Manufacturing Canada Inc.
                                                                                 - Director of Toyota Motor Asia Pacific
                                                                                   Pte Ltd.
---------------------------------------------------------------------------------------------------------------------------
 Shinzo Kobuki        Senior Managing        - R&D Group 2 (Chief Officer)       - Director of HAMAMATSU PHOTONICS K.K.
                      Director, Member of    - R&D Management Center
                      the Board              - Vehicle Control System
                                               Engineering Management Div.
                                             - Future Project Div.
                                             - Battery Research Div.
---------------------------------------------------------------------------------------------------------------------------
 Akira Sasaki         Senior Managing        - China Operations Group (Chief     - Vice Chairman of Toyota Motor
                      Director, Member of      Officer)                            (China), Investment Co., Ltd.
                      the Board              - Vice Chairman of Toyota Motor     - Vice Chairman of FAW Toyota Motor
                                               (China) Investment Co., Ltd.        Sales Co., Ltd.
                                                                                 - Vice Chairman of FAW Toyota
                                                                                   (Changchun) Engine Co., Ltd.
                                                                                 - Chairman of Guangqi Toyota Engine
                                                                                   Co., Ltd.
                                                                                 - Vice Chairman of Guangqi Toyota Motor
                                                                                   Co., Ltd.
                                                                                 - Vice Chairman of Sichuan FAW Toyota
                                                                                   Motor Co., Ltd.
                                                                                 - Vice Chairman of Tianjin FAW Toyota
                                                                                   Engine Co., Ltd.
                                                                                 - Vice Chairman of Tianjin FAW Toyota
                                                                                   Motor Co., Ltd.
                                                                                 - Chairman of Toyota FAW (Tianjin) Dies
                                                                                   Co., Ltd.
                                                                                 - Vice Chairman of Tong Fang Global
                                                                                   Logistics Co., Ltd
                                                                                 - Vice Chairman of Toyota Motor
                                                                                   Technical Center (China) Co.,Ltd.
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
        Name                Position            Main areas of responsibility              Other executive duties
---------------------------------------------------------------------------------------------------------------------------
 Tadashi Arashima     Senior Managing        - Europe & Africa Operations        - President of Toyota Motor Europe NV/SA
                      Director, Member of      Group (Chief Officer)
                      the Board              - President of Toyota Motor
                                               Europe NV/SA
---------------------------------------------------------------------------------------------------------------------------
 Mamoru Furuhashi     Senior Managing        - Government & Public Affairs
                      Director, Member of      Group (Deputy Chief Officer)
                      the Board
---------------------------------------------------------------------------------------------------------------------------
 Satoshi Ozawa        Senior Managing        - General Administration & Human
                      Director, Member of      Resources Group (Chief Officer)
                      the Board              - Corporate Planning Div.
                                             - Research Div.
                                             - CSR & Environmental Affairs Div.
---------------------------------------------------------------------------------------------------------------------------
 Iwao Nihashi         Senior Managing        - Quality Group (Chief Officer)
                      Director, Member of    - TQM Promotion Div.
                      the Board
---------------------------------------------------------------------------------------------------------------------------
 Yasuhiko Ichihashi   Senior Managing        - Technical Administration Group    - Corporate Auditor of Toyota Motor
                      Director, Member of      (Chief Officer)                     Kyushu, Inc.
                      the Board              - R&D Group 1 (Chief Officer)       - Corporate Auditor of TOKAI RIKA CO.,
                                             - LEXUS Development Center            LTD.
                                             - Toyota Passenger Vehicle
                                               Development Center 1
                                             - Toyota Passenger Vehicle
                                               Development Center 2
                                             - Toyota Commercial Vehicle
                                               Development Center
---------------------------------------------------------------------------------------------------------------------------
 Tadashi Yamashina    Senior Managing        - Motor Sports Div.                 - Chairman of Toyota Motorsport GmbH
                      Director, Member of    - Chairman of Toyota Motorsport
                      the Board                GmbH
---------------------------------------------------------------------------------------------------------------------------
 Takahiko Ijichi      Senior Managing        - Business Development Group        - Director of Toyota Financial Services
                      Director, Member of      (Chief Officer)                     Corporation
                      the Board              - Accounting Group (Chief Officer)  - Director of Toyota Finance Corporation
                                                                                 - Corporate Auditor of TRINITY
                                                                                   INDUSTRIAL CORPORATION
                                                                                 - Director of Toyota Motor (China),
                                                                                   Investment Co., Ltd.
                                                                                 - Director of Toyota Motor Thailand
                                                                                   Co., Ltd.
                                                                                 - Director of Toyota Motor Asia Pacific
                                                                                   Pte Ltd.
                                                                                 - Director of Toyota Motor Corporation
                                                                                   Australia Ltd.
                                                                                 - Corporate Auditor of Toyota Motor
                                                                                   Kyushu, Inc.
                                                                                 - Director of Toyota Motor Credit
                                                                                   Corporation
                                                                                 - Corporate Auditor of P.T. Toyota
                                                                                   Motor Manufacturing Indonesia
                                                                                 - Corporate Auditor of HAMAMATSU
                                                                                   PHOTONICS K.K.
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
        Name                Position            Main areas of responsibility              Other executive duties
---------------------------------------------------------------------------------------------------------------------------
 Tetsuo Agata         Senior Managing        - President of Toyota Motor         - President of Toyota Motor Engineering
                      Director, Member of      Engineering & Manufacturing         & Manufacturing North America, Inc.
                      the Board                North America, Inc.               - Senior Vice President of Toyota Motor
                                                                                   North America, Inc.
                                                                                 - Director of Toyota Motor
                                                                                   Manufacturing, Kentucky, Inc.
                                                                                 - Director of Toyota Motor
                                                                                   Manufacturing, Indiana, Inc.
                                                                                 - Vice President of TSSC, Inc.
                                                                                 o Director of New United Motor
                                                                                   Manufacturing, Inc.
                                                                                 - Director of Toyota Motor
                                                                                   Manufacturing Canada Inc.
                                                                                 - President of TABC Holding, Inc.
                                                                                 - President of Toyota Motor
                                                                                   Manufacturing, Northern Kentucky, Inc.
---------------------------------------------------------------------------------------------------------------------------
 Shoichiro Toyoda     Honorary Chairman,                                         - Director of DENSO CORPORATION
                      Member of the Board                                        - Corporate Auditor of Aisin Seiki Co.,
                                                                                   Ltd.
                                                                                 - Director of Toyota Motor Sales,
                                                                                   U.S.A., Inc.
                                                                                 - Representative Director of Toyota
                                                                                   Central Research and Development
                                                                                   Laboratories, Incorporated
                                                                                 - Representative Director of Genesis
                                                                                   Research Institute, Incorporated
                                                                                 - Chairman and Representative Director
                                                                                   of Towa Real Estate Co., Ltd.
                                                                                 - Director of Toyota Motor Europe NV/SA
                                                                                 - Director of Toyota Motor North
                                                                                   America, Inc.
---------------------------------------------------------------------------------------------------------------------------
 Hiroshi Okuda        Senior Advisor,                                            - Director of Toyota Motor Sales,
                      Member of the Board                                          U.S.A., Inc.
                                                                                 - Director of KDDI CORPORATION
                                                                                 - Director of Toyota Motor Europe NV/SA
                                                                                 - Director of Toyota Motor North
                                                                                   America, Inc.
                                                                                 - Corporate Auditor of Toyota
                                                                                   Industries Corporation
---------------------------------------------------------------------------------------------------------------------------
 Yoshikazu Amano      Full-time Corporate
                      Auditor
---------------------------------------------------------------------------------------------------------------------------
 Chiaki Yamaguchi     Full-time Corporate                                        - Corporate Auditor of Toyota Financial
                      Auditor                                                      Services Corporation
---------------------------------------------------------------------------------------------------------------------------
 Masaki Nakatsugawa   Full-time Corporate
                      Auditor
---------------------------------------------------------------------------------------------------------------------------
 Yoichi Kaya          Corporate Auditor                                          - Assistant Director of Research
                                                                                   Institute of Innovative Technology
                                                                                   for the Earth
                                                                                 - Outside Corporate Auditor of NIPPON
                                                                                   STEEL CORPORATION
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
        Name                Position            Main areas of responsibility              Other executive duties
---------------------------------------------------------------------------------------------------------------------------
 Yoichi Morishita     Corporate Auditor                                          - Executive Advisor of Panasonic
                                                                                   Corporation
                                                                                 - Outside Corporate Auditor of The
                                                                                   Kansai Electric Power Co., Inc.
---------------------------------------------------------------------------------------------------------------------------
 Akishige Okada       Corporate Auditor                                          - Corporation Advisor of Sumitomo
                                                                                   Mitsui Banking Corporation
                                                                                 - Outside Director of MITSUI & CO., LTD.
                                                                                 - Outside Corporate Auditor of Mitsui
                                                                                   Fudosan Co., Ltd.
                                                                                 - Outside Director of DAICEL CHEMICAL
                                                                                   INDUSTRIES, LTD.
---------------------------------------------------------------------------------------------------------------------------
 Kunihiro Matsuo      Corporate Auditor                                          - Attorney
                                                                                 - Outside Director of ASAHI GLASS CO.,
                                                                                   LTD.
                                                                                 - Outside Corporate Auditor of MITSUI &
                                                                                   CO., LTD.
                                                                                 - Outside Corporate Auditor of Sompo
                                                                                   Japan Insurance Inc.
---------------------------------------------------------------------------------------------------------------------------

Notes:
1.   * Representative Director
2. Mr. Yoichi Kaya, Mr. Yoichi Morishita, Mr. Akishige Okada and Mr. Kunihiro Matsuo, all of whom are Corporate Auditors are Outside Corporate Auditors as provided in Article 2, Item 16 of the Corporation Act.
3.   The company marked with o operates in the same business category as TMC.
4. The "other executive duties" are listed chronologically, in principle, based on the dates the executives assumed their present positions.
5. Guangzhou Toyota Motor Co., Ltd. changed its name to Guangqi Toyota Motor Co., Ltd. on September 23, 2008.

(2) Amount of Compensation to Directors and Corporate Auditors for FY2009

       ----------------------------------------------------------------------------------------------------------------
                                                                    Corporate Auditors
                                          Directors              (incl. Outside Corporate              Total
                                                                        Auditors)
               Category         ---------------------------------------------------------------------------------------
                                 No. of          Amount        No. of          Amount        No. of          Amount
                                 persons     (million yen)     persons     (million yen)     persons     (million yen)
       ----------------------------------------------------------------------------------------------------------------
            Compensation to                                       7             228
        Directors and Corporate     33           1,589           (4)            (63)            40           1,818
               Auditors
       ----------------------------------------------------------------------------------------------------------------
            Executive bonus         -              -                                            -              -
       ----------------------------------------------------------------------------------------------------------------
           Retirement bonus                                       7             22
                                                                 (4)            (4)              7              22
       ----------------------------------------------------------------------------------------------------------------
                                                                                251
                 Total                           1,589                         (68)                          1,840
       ----------------------------------------------------------------------------------------------------------------

     Notes:
     1. The number of persons includes those eligible to receive compensation in FY2009, not those in office.
     2.   No bonus for FY2009 is payable to Directors.
     3. Figures representing the provision for retirement bonus for Corporate Auditors are provided to indicate the figures representing the retirement bonus. The retirement bonus system for Corporate Auditors was abolished as of the closing of the FY2008 Ordinary General Shareholders' Meeting held on June 24, 2008.
     4. In addition to the above, the following accounting cost is recorded as non-monetary compensation to Directors:
          Stock option (Resolutions of the FY2006 Ordinary General Shareholders' Meeting held on June 23, 2006, the FY2007 Ordinary General Shareholders' Meeting held on June 22, 2007, and the FY2008 Ordinary General Shareholders' Meeting held on June 24, 2008)
                                                915 million yen for 34 Directors
          * A stock option, as granted to Directors, is a "rights to acquire TMC's shares by making payment within the exercise period of the amount obtained by multiplying the amount to be paid per share, which is calculated by adding a certain ratio to the share price as of the allotment date, by the number of shares to be granted," and this corresponds to a "Non-monetary compensation." The figures stated above are amounts recorded as accounting costs for FY2009 from among the fair values of stock options calculated based on various conditions as of the allotment date.

(3) Status of Outside Corporate Auditors

     1) Major activities for FY2009

        ----------------------------------------------------------------------------------------------------
                  Name                           Attendance (total attended/total held)
        ----------------------------------------------------------------------------------------------------
               Yoichi Kaya        Directors' meetings 18/22         Corporate Auditors' meetings 16/17
        ----------------------------------------------------------------------------------------------------
            Yoichi Morishita      Directors' meetings 16/22         Corporate Auditors' meetings 15/17
        ----------------------------------------------------------------------------------------------------
             Akishige Okada       Directors' meetings 19/22         Corporate Auditors' meetings 16/17
        ----------------------------------------------------------------------------------------------------
             Kunihiro Matsuo      Directors' meetings 13/22         Corporate Auditors' meetings 13/17
        ----------------------------------------------------------------------------------------------------

        Each Outside Corporate Auditor contributed by giving opinions based on his experience and insight.

         2) Details of liability limitation agreements
         Agreements between the Outside Corporate Auditors and TMC to limit liability as stipulated in Article 423, Paragraph 1 of the Corporation Act, with the liability limited to the amount stipulated in Article 425, Paragraph 1 of the Corporation Act.

5.   Status of Accounting Auditor
     (1)  Name of Accounting Auditor
          PricewaterhouseCoopers Aarata

     (2)  Compensation to Accounting Auditor for FY2009
          1) Total compensation and other amounts paid by Toyota Motor Corporation ("TMC") for the services provided in Article 2, Paragraph 1 of the Certified Public Accountant Law of Japan

                                                               1,103 million yen
          2) Total amount of cash and other property benefits paid by TMC and its consolidated subsidiaries (together, "Toyota")

                                                               2,008 million yen
               Notes:
               1. The amount in 1) above includes compensation for audits performed in compliance with the Financial Instruments and Exchange Law.
               2. The amount in 2) above includes compensation for advice and consultation concerning information disclosure that are not included in the services provided in Article 2, Paragraph 1 of the Certified Public Accountant Law of Japan.
               3. Among principal subsidiaries of TMC, Kanto Auto Works, Ltd. and overseas subsidiaries are audited by certified public accountants or audit firms other than PricewaterhouseCoopers Aarata.

     (3) Policy regarding decisions on the dismissal or non-reappointment of the Accounting Auditor
          It is a policy of TMC that, if it is deemed that the Accounting Auditor will have difficulty in conducting an audit appropriately because of the occurrence of an event stipulated in laws or regulations or an event that interferes with the eligibility or independence of the Accounting Auditor, TMC shall determine whether to dismiss or refrain from reappointing the Accounting Auditor, as needed.

6. Basic Policy Regarding the System to Secure the Appropriateness of Business TMC, together with its subsidiaries, has created and maintained a sound corporate climate based on the "Guiding Principles at Toyota" and the "Toyota Code of Conduct." TMC integrates the principles of problem identification and continuous improvement into its business operation process and makes continuous efforts to train employees who will put these principles into practice.

Accordingly, TMC has developed its basic policy regarding the following items as stipulated in the Corporation Act:

(1) System to ensure that the Directors execute their responsibilities in compliance with relevant laws and regulations and the Articles of Incorporation
     1) TMC will ensure that Directors act in compliance with relevant laws and regulations and the Articles of Incorporation, based on the Code of Ethics and other explanatory documents that include necessary legal information, presented on occasions such as trainings for new Directors.
     2) TMC will make decisions regarding business operations after comprehensive discussions at the Board of Directors Meeting and other meetings of various cross-sectional decision-making bodies. Matters to be decided are properly submitted and discussed at the meetings of those decision-making bodies in accordance with the relevant rules.
     3) TMC will appropriately discuss significant matters and measures relating to issues such as corporate ethics, compliance, and risk management at the CSR Committee and other meetings. Toyota will also discuss and decide, at the meetings of various cross-sectional decision-making bodies, policies and systems to monitor and respond to risks relating to organizational function.

(2) System to retain and manage information relating to performance of duties by Directors
     Information relating to exercising duties by Directors shall be appropriately retained and managed by each division in charge pursuant to the relevant internal rules and laws and regulations.

(3)  Rules and systems related to the management of risk of loss
     1) TMC will properly manage the capital fund through its budgeting system and other forms of control, conduct business operations, and manage the budget, based on the authorities and responsibilities in accordance with the "Ringi" system (effective consensus-building and approval system) and other systems. Significant matters will be properly submitted and discussed at the Board of Directors Meeting and other meetings of various bodies in accordance with the standards stipulated in the relevant rules.
     2) TMC will ensure accurate financial reporting by issuing documentation on the financial flow and the control system, etc., and by properly and promptly disclosing information through the Disclosure Committee.

     3) TMC will manage various risks relating to safety, quality, the environment, etc. and compliance by establishing rules or preparing and delivering manuals and by other means, as necessary, in each relevant division.
     4) As a precaution against events such as natural disasters, TMC will prepare manuals, conduct emergency drills, arrange risk diversification and insurance, etc. as needed.

(4)  System to ensure that Directors exercise their duties efficiently
     1) TMC will manage consistent policies by specifying the policies at each level of the organization based on the medium- to long-term management policies and the Company's policies for each fiscal term.
     2) The Chief Officer, as a liaising officer between the management and operational functions, will direct and supervise Managing Officers based on the management policies and delegate the executive authority over each division to the Managing Officers so that flexible and timely decision making can be achieved.
     3) TMC, from time to time, will make opportunities to listen to the opinions of various stakeholders, including external experts, and reflect those opinions in TMC's management and corporate activities.

(5) System to ensure that employees conduct business in compliance with relevant laws and regulations and the Articles of Incorporation
     1) TMC will clarify the responsibilities of each organization unit and maintain a basis to ensure continuous improvements in the system.
     2) TMC will continuously review the legal compliance and risk management framework to ensure effectiveness. For this purpose, each organization unit shall confirm the effectiveness by conducting self-checks among others, and report the result to the CSR Committee and other committees.
     3) TMC will promptly obtain information regarding legal compliance and corporate ethics and respond to problems and questions related to compliance through its corporate ethics inquiry office and other channels.

(6) System to ensure the appropriateness of business operations of the corporation and the business group consisting of the parent company and subsidiaries
     1) TMC will expand the "Guiding Principles at Toyota" and the "Toyota Code of Conduct" to its subsidiaries as Toyota's common charter of conduct, and develop and maintain a sound environment of internal controls for Toyota. TMC will also promote the "Guiding Principles at Toyota" and the "Toyota Code of Conduct" through personal exchange.
     2) TMC will manage its subsidiaries in a comprehensive manner by clarifying the roles of the division responsible for the subsidiaries' financing and management and the roles of the division responsible for the subsidiaries' business activities. Those divisions will confirm the appropriateness and legality of the operations of the subsidiaries by exchanging information with those subsidiaries, periodically and as needed.

(7) System concerning employees who assist the Corporate Auditors when required TMC will establish a Corporate Auditors Department and assign a number of full-time staff to support this function.

(8) Independence of the employees described in the preceding item (7) from Directors
     Any changes in personnel in the Corporate Auditors Department will require prior consent of the Board of Corporate Auditors or a full-time Corporate Auditor selected by the Board of Corporate Auditors.

(9) System for Directors and employees to report to Corporate Auditors, and other relative systems
     1) Directors, from time to time, will properly report to the Corporate Auditors any major business operations through the divisions in charge. If any fact that may cause significant damage to the Company is discovered, they will report the matter to the Corporate Auditors immediately.
     2) Directors, Managing Officers, and employees will report to Corporate Auditors on the business upon requests by the Corporate Auditors, periodically and as needed.

(10) Other systems to ensure that the Corporate Auditors conducted audits effectively
     TMC will ensure that the Corporate Auditors attend major Board of Directors Meeting, inspect important Company documents, and make opportunities to exchange information between the Corporate Auditors and Accounting Auditor periodically and as needed, as well as appoint external experts.

Unconsolidated Financial Statements

                                                  UNCONSOLIDATED BALANCE SHEETS
                                                                  (Million yen; amounts less than one million yen are omitted)
--------------------------------------------------------------   -------------------------------------------------------------
                                                  FY2008                                                           FY2008
                                  FY2009        (Reference)                                       FY2009        (Reference)
                                  (As of          (As of                                         (As of           (As of
                              March 31, 2009)  March 31, 2008)                                March 31, 2009)  March 31, 2008)
--------------------------------------------------------------   -------------------------------------------------------------
  (Assets)                                                       (Liabilities)
  Current assets                   3,541,378        4,006,044    Current liabilities               1,483,718        2,571,686
    Cash and deposits                 24,067           59,558      Trade notes payable                   585            1,216
    Trade accounts receivable        565,881        1,211,134      Trade accounts payable            520,731        1,060,961
    Marketable securities          1,223,909        1,063,032      Current portion of bonds                -          100,000
    Finished goods                    89,164          141,468      Other payables                    376,129          466,544
    Work in process                  112,289           92,693      Income taxes payable                    -          180,512
    Raw materials and supplies        77,856           51,102      Accrued expenses                  448,887          504,426
    Income taxes receivable          205,275                -      Deposits received                 122,901          245,318
    Short-term loans                 732,141          515,159      Others                             14,482           12,706
    Deferred tax assets              219,710          262,688    Long-term liabilities             1,028,026          561,716
    Others                           296,882          619,807      Bonds                             450,000          250,000
    Less: allowance for                                            Long-term borrowings              300,000                -
     doubtful accounts               (5,800)         (10,600)      Allowance for retirement
  Fixed assets                     5,622,283        6,429,760        benefits                        274,445          279,219
   Property, plant and                                             Others                              3,581           32,497
     equipment                     1,499,100        1,463,669    Total liabilities                 2,511,745        3,133,403
    Buildings, net                   437,187          418,457    (Net assets)
    Structures, net                   50,760           49,788    Shareholders' equity              6,538,184        6,986,746
    Machinery and                                                 Common stock                       397,049          397,049
     equipment, net                  405,650          370,800     Capital surplus                    418,258          416,970
    Vehicle and delivery                                           Capital reserve                   416,970          416,970
     equipment, net                   23,048           26,882      Other capital surplus               1,287                -
    Tools, furniture and                                          Retained earnings                7,002,065        7,385,407
     fixtures, net                   106,928          109,694      Legal reserve                      99,454           99,454
    Land                             393,454          393,312      Other retained earnings         6,902,611        7,285,952
    Construction in progress          82,070           94,732        Reserve for losses on
   Investments and other                                               overseas investments               25               71
     assets                        4,123,183        4,966,090        Reserve for special
    Investments in                                                     depreciation                    2,573            2,453
     securities                    1,418,415        2,318,707        Reserve for reduction of
    Investments in                                                     Acquisition cost of
     subsidiaries                                                      fixed assets                    8,451            8,497
     and affiliates                1,958,143        1,979,011        General reserve               6,340,926        6,340,926
    Long-term loans                  397,882          442,706     Retained earnings
    Deferred tax assets              176,307           45,549        carried forward                 550,634          934,004
    Others                           195,035          202,614     Less: treasury stock           (1,279,189)      (1,212,681)
    Less: allowance for                                          Valuation and translation
     doubtful accounts              (22,600)         (22,500)       adjustments                      106,676          311,472
                                                                 Net unrealized gains on
                                                                    other securities                 106,158          310,604
                                                                 Deferred hedge gains or
                                                                    losses                               517              867
                                                                 Stock acquisition rights              7,055            4,183
                                                                 Total net assets                  6,651,917        7,302,401
--------------------------------------------------------------   -------------------------------------------------------------
  Total                            9,163,662       10,435,805    Total                             9,163,662       10,435,805
--------------------------------------------------------------   -------------------------------------------------------------

                                     UNCONSOLIDATED STATEMENTS OF INCOME
                                                  (Million yen; amounts less than one million yen are omitted)
--------------------------------------------------------------------------------------------------------------
                                                                                            FY2008
                                                                 FY2009                   (Reference)
                                                         (April 1, 2008 through     (April 1, 2007 through
                                                            March 31, 2009)             March 31, 2008)
--------------------------------------------------------------------------------------------------------------
  Net revenues                                                         9,278,483                 12,079,264

  Cost of sales                                                        8,332,566                  9,779,276

        Gross profit                                                     945,917                  2,299,987

  Selling, general and administrative expenses                         1,133,836                  1,191,387

        Operating income (loss)                                        (187,918)                  1,108,600

  Non-operating income                                                   640,884                    561,548

        Interest income                                                   58,548                     65,072

        Dividend income                                                  388,925                    375,554

        Others                                                           193,409                    120,920

  Non-operating expenses                                                 270,370                     89,522

        Interest expenses                                                  7,858                     11,776

        Others                                                           262,511                     77,745

        Ordinary income                                                  182,594                  1,580,626

        Income before income taxes                                       182,594                  1,580,626

        Income taxes - current                                            23,500                    399,300

        Income taxes - deferred                                          102,444                     43,182

        Net income                                                        56,649                  1,138,144
--------------------------------------------------------------------------------------------------------------


                                         UNCONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS
                                                               FY2009
                                               (April 1, 2008 through March 31, 2009)
                                                                        (Million yen; amounts less than one million yen are omitted)
------------------------------------------------------------------------------------------------------------------------------------
                                                             Shareholders' equity
                  ------------------------------------------------------------------------------------------------------------------
                                 Capital surplus                                     Retained earnings
                           -------------------------- ------------------------------------------------------------------------------
                                                                                 Other retained earnings
                   Common                                     -----------------------------------------------------------
                   stock             Other    Total            Reserve                 Reserve for
                           Capital  capital  capital   Legal     for        Reserve    reduction of             Retained     Total
                           reserve  surplus  surplus  reserve  losses on      for      acquisition   General    earnings   retained
                                                               overseas     special      cost of     reserve    carried    earnings
                                                              investments depreciation fixed assets             forward
----------------- -------- -------- -------- -------- ------- ----------- ------------ ------------ ---------- ---------- ----------
Balance at
the end of         397,049  416,970        -  416,970  99,454          71        2,453        8,497  6,340,926    934,004  7,385,407
previous period
----------------- -------- -------- -------- -------- ------- ----------- ------------ ------------ ---------- ---------- ----------
Changes of items
during the period
----------------- -------- -------- -------- -------- ------- ----------- ------------ ------------ ---------- ---------- ----------
 Reversal of
 reserve for
 losses on                                                           (46)                                              46
 overseas
 investments
----------------- -------- -------- -------- -------- ------- ----------- ------------ ------------ ---------- ---------- ----------
 Appropriation
 to reserve for
 special                                                                         1,031                            (1,031)
 depreciation
----------------- -------- -------- -------- -------- ------- ----------- ------------ ------------ ---------- ---------- ----------
 Reversal of
 reserve for
 special                                                                         (910)                                910
 depreciation
----------------- -------- -------- -------- -------- ------- ----------- ------------ ------------ ---------- ---------- ----------
 Reversal of
 reserve for
 reduction of                                                                                  (46)                    46
 acquisition cost
 of fixed assets
----------------- -------- -------- -------- -------- ------- ----------- ------------ ------------ ---------- ---------- ----------
 Dividends paid                                                                                                 (439,991)  (439,991)
----------------- -------- -------- -------- -------- ------- ----------- ------------ ------------ ---------- ---------- ----------
 Net income                                                                                                        56,649     56,649
----------------- -------- -------- -------- -------- ------- ----------- ------------ ------------ ---------- ---------- ----------
 Purchase of
 common stock
----------------- -------- -------- -------- -------- ------- ----------- ------------ ------------ ---------- ---------- ----------
 Reissuance of
 common stock                          1,287    1,287
----------------- -------- -------- -------- -------- ------- ----------- ------------ ------------ ---------- ---------- ----------
 Net changes of
 items other
 than
 shareholders'
 equity
----------------- -------- -------- -------- -------- ------- ----------- ------------ ------------ ---------- ---------- ----------
Total changes of
items during             -        -    1,287    1,287       -        (46)          120         (46)          -  (383,370)  (383,342)
the period
----------------- -------- -------- -------- -------- ------- ----------- ------------ ------------ ---------- ---------- ----------
Balance at the
end of             397,049  416,970    1,287  418,258  99,454          25        2,573        8,451  6,340,926    550,634  7,002,065
current period
----------------- -------- -------- -------- -------- ------- ----------- ------------ ------------ ---------- ---------- ----------

                                                                        (Million yen; amounts less than one million yen are omitted)
------------------------- --------------------------- ------------------------------------------------ --------------- -------------
                             Shareholders' equity          Valuation and translation adjustments
                          ------------- ------------- ---------------- --------------- ---------------      Stock
                                            Total      Net unrealized     Deferred     Total valuation   acquisition       Total
                            Treasury    shareholders'     gains on       hedge gains   and translation      rights       net assets
                              stock        equity     other securities    or losses      adjustments
------------------------- ------------- ------------- ---------------- --------------- --------------- --------------- -------------
Balance at the end of
previous period           (1,212,681)     6,986,746          310,604             867         311,472           4,183       7,302,401
------------------------- ----------- ------------- ---------------- --------------- --------------- --------------- ---------------
Changes of items during
the period
------------------------- ----------- ------------- ---------------- --------------- --------------- --------------- ---------------
 Reversal of reserve for
 losses on overseas
 investments
------------------------- ----------- ------------- ---------------- --------------- --------------- --------------- ---------------
 Appropriation to
 reserve for special
 depreciation
------------------------- ----------- ------------- ---------------- --------------- --------------- --------------- ---------------
 Reversal of reserve for
 special depreciation
------------------------- ----------- ------------- ---------------- --------------- --------------- --------------- ---------------
 Reversal of reserve for
 reduction of
 acquisition cost of
 fixed assets
------------------------- ----------- ------------- ---------------- --------------- --------------- --------------- ---------------
 Dividends paid                           (439,991)                                                                        (439,991)
------------------------- ----------- ------------- ---------------- --------------- --------------- --------------- ---------------
 Net income                                  56,649                                                                           56,649
------------------------- ----------- ------------- ---------------- --------------- --------------- --------------- ---------------
 Purchase of common stock    (73,901)      (73,901)                                                                         (73,901)
------------------------- ----------- ------------- ---------------- --------------- --------------- --------------- ---------------
 Reissuance of common
 stock                          7,393         8,681                                                                            8,681
------------------------- ----------- ------------- ---------------- --------------- --------------- --------------- ---------------
 Net changes of items
 other than                                                (204,445)           (349)       (204,795)           2,872       (201,922)
 shareholders' equity
------------------------- ----------- ------------- ---------------- --------------- --------------- --------------- ---------------
Total changes of items
during the period            (66,508)     (448,562)        (204,445)           (349)       (204,795)           2,872       (650,484)
------------------------- ----------- ------------- ---------------- --------------- --------------- --------------- ---------------
Balance at the end of
current period            (1,279,189)     6,538,184          106,158             517         106,676           7,055       6,651,917
------------------------- ----------- ------------- ---------------- --------------- --------------- --------------- ---------------

                                                       FY2008 (Reference)
                                          (April 1, 2007 through March 31, 2008)
                                                                        (Million yen; amounts less than one million yen are omitted)
------------------------------------------------------------------------------------------------------------------------------------
                                                             Shareholders' equity
                  ------------------------------------------------------------------------------------------------------------------
                                 Capital surplus                                     Retained earnings
                           -------------------------- ------------------------------------------------------------------------------
                                                                                 Other retained earnings
                   Common                                     -----------------------------------------------------------
                   stock             Other    Total            Reserve                 Reserve for
                           Capital  capital  capital   Legal     for        Reserve    reduction of             Retained     Total
                           reserve  surplus  surplus  reserve  losses on      for      acquisition   General    earnings   retained
                                                               overseas     special      cost of     reserve    carried    earnings
                                                              investments depreciation fixed assets             forward
----------------- -------- -------- -------- -------- ------- ----------- ------------ ------------ ---------- ---------- ----------
Balance at the
end of             397,049  416,970      407  417,378   99,454        117        3,228        7,554  5,740,926  1,483,862  7,335,143
previous period
----------------- -------- -------- -------- -------- -------- ---------- ------------ ------------ ---------- ---------- ----------
Changes of items
during the period
----------------- -------- -------- -------- -------- -------- ---------- ------------ ------------ ---------- ---------- ----------
 Reversal of
 reserve for
 losses on                                                           (46)                                              46
 overseas
 investments
----------------- -------- -------- -------- -------- -------- ---------- ------------ ------------ ---------- ---------- ----------
 Appropriation to
 reserve for
 special                                                                           493                              (493)
 depreciation
----------------- -------- -------- -------- -------- -------- ---------- ------------ ------------ ---------- ---------- ----------
 Reversal of
 reserve for
 special                                                                       (1,269)                              1,269
 depreciation
----------------- -------- -------- -------- -------- -------- ---------- ------------ ------------ ---------- ---------- ----------
 Appropriation to
 reserve for
 reduction
 of acquisition                                                                                 970                 (970)
 cost of
 fixed assets
----------------- -------- -------- -------- -------- -------- ---------- ------------ ------------ ---------- ---------- ----------
 Reversal of
 reserve for
 reduction of                                                                                  (27)                    27
 acquisition cost
 of fixed assets
----------------- -------- -------- -------- -------- -------- ---------- ------------ ------------ ---------- ---------- ----------
 Appropriation to
 general reserve                                                                                       600,000  (600,000)
----------------- -------- -------- -------- -------- -------- ---------- ------------ ------------ ---------- ---------- ----------
 Dividends paid                                                                                                 (430,859)  (430,859)
----------------- -------- -------- -------- -------- -------- ---------- ------------ ------------ ---------- ---------- ----------
 Net income                                                                                                     1,138,144  1,138,144
----------------- -------- -------- -------- -------- -------- ---------- ------------ ------------ ---------- ---------- ----------
 Purchase of
 common stock
----------------- -------- -------- -------- -------- -------- ---------- ------------ ------------ ---------- ---------- ----------
 Reissuance of
 common stock                            231      231
----------------- -------- -------- -------- -------- -------- ---------- ------------ ------------ ---------- ---------- ----------
 Retirement of
 common stock                          (638)    (638)                                                           (657,021)  (657,021)
----------------- -------- -------- -------- -------- -------- ---------- ------------ ------------ ---------- ---------- ----------
 Net changes of
 items other than
 shareholders'
 equity
----------------- -------- -------- -------- -------- -------- ---------- ------------ ------------ ---------- ---------- ----------
Total changes of
items during             -        -    (407)    (407)        -       (46)        (775)          943    600,000  (549,858)     50,264
the period
----------------- -------- -------- -------- -------- -------- ---------- ------------ ------------ ---------- ---------- ----------
Balance at the
end of             397,049  416,970        -  416,970   99,454         71        2,453        8,497  6,340,926    934,004  7,385,407
current period
----------------- -------- -------- -------- -------- -------- ---------- ------------ ------------ ---------- ---------- ----------


                                                                        (Million yen; amounts less than one million yen are omitted)
------------------------- --------------------------- ------------------------------------------------ --------------- -------------
                             Shareholders' equity          Valuation and translation adjustments
                          ------------- ------------- ---------------- --------------- ---------------      Stock
                                            Total      Net unrealized     Deferred     Total valuation   acquisition         Total
                           Treasury     shareholders'     gains on       hedge gains   and translation      rights        net assets
                             stock         equity     other securities    or losses      adjustments
------------------------- ------------- ------------- ---------------- --------------- --------------- --------------- -------------
Balance at the end of
previous period             (1,555,847)     6,593,724          554,947             760         555,708           1,171     7,150,603
------------------------- ------------- ------------- ---------------- --------------- --------------- --------------- -------------
Changes of items during
the period
------------------------- ------------- ------------- ---------------- --------------- --------------- --------------- -------------
 Reversal of reserve for
 losses on overseas
 investments
------------------------- ------------- ------------- ---------------- --------------- --------------- --------------- -------------
 Appropriation to
 reserve for special
 depreciation
------------------------- ------------- ------------- ---------------- --------------- --------------- --------------- -------------
 Reversal of reserve for
 special depreciation
------------------------- ------------- ------------- ---------------- --------------- --------------- --------------- -------------
 Appropriation to
 reserve for reduction
 of acquisition cost of
 fixed assets
------------------------- ------------- ------------- ---------------- --------------- --------------- --------------- -------------
 Reversal of reserve for
 reduction of
 acquisition cost of
 fixed assets
------------------------- ------------- ------------- ---------------- --------------- --------------- --------------- -------------
 Appropriation to
 general reserve
------------------------- ------------- ------------- ---------------- --------------- --------------- --------------- -------------
 Dividends paid                             (430,859)                                                                      (430,859)
------------------------- ------------- ------------- ---------------- --------------- --------------- --------------- -------------
 Net income                                 1,138,144                                                                      1,138,144
------------------------- ------------- ------------- ---------------- --------------- --------------- --------------- -------------
 Purchase of common stock     (317,595)     (317,595)                                                                      (317,595)
------------------------- ------------- ------------- ---------------- --------------- --------------- --------------- -------------
 Reissuance of common
 stock                            3,101         3,332                                                                          3,332
------------------------- ------------- ------------- ---------------- --------------- --------------- --------------- -------------
 Retirement of common
 stock                        657,660
------------------------- ------------- ------------- ---------------- --------------- --------------- --------------- -------------
 Net changes of items
 other than                                                  (244,343)             107       (244,236)           3,012     (241,224)
 shareholders' equity
------------------------- ------------- ------------- ---------------- --------------- --------------- --------------- -------------
Total changes of items
during the period               343,166       393,022        (244,343)             107       (244,236)           3,012       151,798
------------------------- ------------- ------------- ---------------- --------------- --------------- --------------- -------------
Balance at the end of
current period              (1,212,681)     6,986,746          310,604             867         311,472           4,183     7,302,401
------------------------- ------------- ------------- ---------------- --------------- --------------- --------------- -------------

                  NOTES TO UNCONSOLIDATED FINANCIAL STATEMENTS

*Amounts less than one million yen are in principle omitted.

  [Significant accounting policies]
     1. Standards and methods of valuation of assets
        (1) Standards and methods of valuation of securities
        Equity securities of subsidiaries and affiliates are stated at cost determined using the moving average-method.
        Other securities:
        Other securities with fair value are stated at fair value based on the market prices, etc. at the end of each fiscal year. (Differences in valuation are included directly in net assets; costs of securities are determined using the moving-average method.)
        Other securities not practicable to determine their fair value are stated at cost determined using the moving average method.
        (2) Standards and methods of valuation of inventories
        Standards:
        Cost method (the amounts presented in the balance sheet are written down to the lower of cost or market value)
        Methods:
        Finished goods, work in process, and supplies are generally valued using the average method.
        Raw materials are valued using the last-in first-out method.
        [Changes in accounting method]
        Effective from FY2009, the "Accounting Standard for Measurement of Inventories" (ASBJ Statement No. 9, July 5, 2006) is applied.
        This change did not have material impact on profit and loss.
     2. Depreciation of property, plant and equipment is computed by the declining balance method.
     3. Standards of accounting for reserves
        (1) Allowance for doubtful accounts:
        To prepare for losses from bad debt, allowance for doubtful accounts is provided in an amount which is determined by considering the historical loss experience and the collectibility of the receivables.
        (2) Allowance for retirement benefits:
        To provide for the retirement benefits for employees, including those already retired, allowance for retirement benefits is stated based on estimated retirement benefit obligations and estimated pension assets at the end of the fiscal year.
     4. Other significant matters pertaining to the preparation of unconsolidated financial statements
        (1) Consumption taxes, etc. are computed based on the net-of-tax method.
        (2) The consolidated taxation system is applied.

 [Unconsolidated balance sheet]
    1. Assets pledged as collateral and relevant liabilities

-------------------------------------------------------------------------------------------------------------------------
                  Assets pledged as collateral                                    Relevant liabilities
------------------------------------------------------------- -----------------------------------------------------------
                                      Book value as of the                                         Balance as of the
          Items                      end of the fiscal year                Items                 end of the fiscal year
                                         (million yen)                                              (million yen)
-------------------------------- ---------------------------- -------------------------------- --------------------------
   Investments in securities                          19,744   Security deposit for delayed
                                                               tax payment for goods imported                     19,500
   Investments in securities                              20   Security deposit based on the
                                                               Real Estate Transaction Law                            20
-------------------------------- ---------------------------- -------------------------------- --------------------------
             Total                                    19,764               Total                                  19,520
-------------------------------- ---------------------------- -------------------------------- --------------------------

    2. Accumulated depreciation of property, plant and equipment:                        3,558,852 million yen

    3. Guarantees
          Guarantees for bank loans of Toyota Motor Manufacturing Turkey Inc.               19,701 million yen
          Guarantees for bank loans of Toyota Peugeot Citroen Automobile Czech s.r.o.       10,343 million yen
          Guarantees for bank loans of Toyota Financial Services Corporation               178,614 million yen

    4. Export bill discounted                                                                3,125 million yen

    5. Receivables from and payables to subsidiaries and affiliates
          Short-term receivables                                                         1,197,964 million yen
          Long-term receivables                                                            323,125 million yen
          Short-term payables                                                              639,403 million yen

    6. The retirement benefit trust is established to appropriate the retirement benefits of the corporate pension plan. No portion of the trust offsets the severance indemnity plan.
 [Unconsolidated statement of Income]
    1. Transactions with subsidiaries and affiliates
          Net sales                                                                      5,881,954 million yen
          Purchases                                                                      4,351,166 million yen
          Non-operating transactions                                                       543,780 million yen
    2. Write-down due to decreased profitability of
       inventories
          Cost of sales                                                                     64,316 million yen

 [Unconsolidated statement of changes in net assets]
    1. Type and number of treasury stock at the end of FY2009
          Common stock                                                                      312,115,017 shares

    2. Dividends from surplus
       (1) Cash dividends

-------------------------------------------------------------------------------------------------------------------------
                                                    Total cash          Dividends
         Resolutions          Type of shares        dividends           per share       Record date       Effective date
---------------------------- ---------------- ----------------------- ------------- ------------------- -----------------
 Ordinary General
 Shareholders' Meeting held    Common stock     236,195 million yen       75 yen      March 31, 2008      June 25, 2008
 on June 24, 2008
---------------------------- ---------------- ----------------------- ------------- ------------------- -----------------
 Directors' Meeting held on
 November 6, 2008              Common stock     203,795 million yen       65 yen    September 30, 2008  November 26, 2008
---------------------------- ---------------- ----------------------- ------------- ------------------- -----------------

       (2) Dividends whose record date falls in FY2009 and whose effective date falls in FY2010
           Dividends on common stock are proposed for resolution at the FY2009 Ordinary General
           Shareholders' Meeting to be held on June 23, 2009, as follows:
                Total cash dividends                                                     109,755 million yen
                Dividend per share                                                                    35 yen
                Record date                                                                   March 31, 2009
                Effective date                                                                 June 24, 2009
           The dividends shall be paid from retained earnings.
    3. Type and number of shares to be issued or transferred upon the exercise of Stock Acquisition
       Rights (excluding Stock Acquisition Rights that are not exercisable) at the end of FY2009
          Common stock                                                                      6,517,700 shares

 [Tax effect accounting]
    Deferred tax assets mainly relate to impairment losses on securities, accrued expenses, and allowance for retirement benefits, and are netted with valuation allowance. Deferred tax liabilities mainly relate to net unrealized gains on other securities.

 [Fixed assets used under lease agreements]
    In addition to fixed assets on the unconsolidated balance sheet, certain tools, furniture, and fixtures, etc. are used under finance lease agreements with the title of leased assets remaining with the lessors.

 [Related-party transactions]

 -----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      Balances as
                                                 Description                        Transaction                        of the end
   Category        Name        Voting Interests       of           Transaction        amounts      Account name          of the
                                                 Relationship                      (million yen)                       fiscal year
                                                                                                                      (million yen)
 ------------ --------------- ----------------- -------------- ----------------- ---------------- -------------- -------------------
                                                  Sales of TMC
                Toyota Motor    Equity            products       Mainly                             Trade
  Subsidiary    Sales,          Indirect          Concurrent     vehicle               1,866,158    accounts                 65,163
                U.S.A., Inc.    100.00%           posting of     sales (Note.1)         (Note.2)    receivable             (Note.2)
                                                  directors
 ------------ --------------- ----------------- -------------- ----------------- ---------------- -------------- -------------------
                                                  Loans from
                Toyota          Equity            TMC
  Subsidiary    Finance         Indirect          Concurrent     Loans                   286,144    Loans                   278,965
                Corporation     100.00%           posting of     (Note.3)               (Note.3)
                                                  directors
 ------------ --------------- ----------------- -------------- ----------------- ---------------- -------------- -------------------
                                                  Sales of TMC
                                Equity            products
  Subsidiary    Toyota Motor    Direct            Concurrent     Loans                    58,418    Loans                   130,778
                Europe NV/SA    100.00%           posting of     (Note.3)               (Note.3)
                                                  directors
 ------------ --------------- ----------------- -------------- ----------------- ---------------- -------------- -------------------
                                                  Sales of TMC
                Toyota Motor    Equity            products
  Subsidiary    Manufacturing   Direct            Concurrent     Loans                    66,470    Loans                   102,091
                Canada Inc.     100.00%           posting of     (Note.3)               (Note.3)
                                                  directors
 ------------ --------------- ----------------- -------------- ----------------- ---------------- -------------- -------------------
                                                  Loans from
                Toyota          Equity            TMC
  Subsidiary    Financial       Direct            Concurrent     Guarantees             178,614         -               -
                Services        100.00%           posting of     (Note.4)              (Note.4)
                Corporation                       directors
 ------------ --------------- ----------------- -------------- ----------------- ---------------- -------------- -------------------
  Note. 1: Terms of transactions, including price terms, are decided through negotiations.
  Note. 2: The transaction amounts and the balances of trade accounts receivable do not include consumption taxes, etc.
  Note. 3: Loans are decided based on the market interest rate at the time the loan is made. The transaction amount represents average balance during the fiscal year.
  Note. 4: Guarantees for bank loans of Toyota Financial Services Corporation. The transaction amount represents the balance at the end of the fiscal year.

[Per share information] (Amounts are rounded to the nearest hundredth digit yen)
  Net assets per share                                             2,118.98 yen
  Net income per share                                                18.04 yen

                  Independent Auditor's Report (Certified Copy)
                  ---------------------------------------------
                             (English Translation*)

                                                                     May 6, 2009

To the Board of Directors of
Toyota Motor Corporation

                                   PricewaterhouseCoopers Aarata

                                     Koji Hatsukawa
                                     Certified Public Accountant
                                     Designated and Engagement Partner

                                     Fusahiro Yamamoto
                                     Certified Public Accountant
                                     Designated and Engagement Partner

                                     Hitoshi Kiuchi
                                     Certified Public Accountant
                                     Designated and Engagement Partner


We have audited, pursuant to Article 436 (2)i of the "Corporation Act" of Japan, the unconsolidated financial statements, which consist of the unconsolidated balance sheet, the unconsolidated statement of income, the unconsolidated statement of changes in net assets and the notes to the unconsolidated financial statements, and the supplementary schedules of Toyota Motor Corporation (hereinafter referred to as the "Company") for the 105th fiscal year from April 1, 2008 to March 31, 2009. These unconsolidated financial statements and the supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these unconsolidated financial statements and the supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the unconsolidated financial statements and the supplementary schedules are free of material misstatement. An audit is performed on a test basis and includes assessing the accounting principles used by management including how they are applied and estimates made by management, as well as examining of the overall presentation of the unconsolidated financial statements and the supplementary schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the unconsolidated financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of the Company for the period covered by the unconsolidated financial statements and the supplementary schedules in conformity with accounting principles generally accepted in Japan.

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.




--------------------------------------------------------------------------------
*The original audit report is in Japanese. This English translation is for readers' convenience and reading this translation is not a substitute for reading the original audit report in Japanese.

Consolidated Financial Statements
                                                    CONSOLIDATED BALANCE SHEETS

                                                                                    (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------  ----------------------------------------------------------------
                                                       FY2008                                                            FY2008
                                     FY2009          (Reference)                                         FY2009       (Reference)
                                     (As of            (As of                                            (As of         (As of
                                 March 31, 2009)   March 31, 2008)                                   March 31, 2009) March 31, 2008)
------------------------------ ----------------- -----------------  -------------------------------- --------------- ---------------
 (Assets)                                                            (Liabilities)
 Current assets                      11,298,929        12,086,227      Current liabilities              10,589,293       11,940,742
   Cash and cash equivalents          2,444,280         1,628,547        Short-term borrowings           3,617,672        3,552,721
   Time deposits                         45,178           134,773        Current portion of
   Marketable securities                495,326           542,210          long-term debt                2,699,512        2,675,431
   Trade accounts and notes                                              Accounts payable                1,299,455        2,212,773
     receivable, less                                                    Other payables                    670,634          806,514
       allowance for doubtful                                            Accrued expenses                1,540,681        1,606,964
       accounts                       1,392,749         2,040,233        Income taxes payable               51,298          305,592
   Finance receivables, net           3,891,406         4,301,142        Other current liabilities         710,041          780,747
   Other receivables                    332,722           523,533      Long-term liabilities             7,872,007        7,991,384
   Inventories                        1,459,394         1,825,716        Long-term debt                  6,301,469        5,981,931
   Deferred income taxes                605,331           563,220        Accrued pension and
   Prepaid expenses and other                                              severance costs                 634,612          632,297
     current assets                     632,543           526,853        Deferred income taxes             642,293        1,099,006
 Noncurrent finance                                                      Other long-term liabilities       293,633          278,150
  receivables, net                    5,655,545         5,974,756      Total liabilities                18,461,300       19,932,126
 Investments and other
  assets                              4,705,882         6,585,335
   Marketable securities
    and other securities
    investments                       2,102,874         3,429,238      (Minority interest in
   Affiliated companies               1,826,375         2,098,556       consolidated subsidiaries)
   Employees receivables                 69,523            70,776      Minority interest in
   Other                                707,110           986,765       consolidated subsidiaries          539,530          656,667
 Property, plant and
  equipment                           7,401,681         7,812,002
   Land                               1,257,409         1,262,034      (Shareholders' equity)
   Buildings                          3,633,954         3,580,607      Common stock                        397,050          397,050
   Machinery and equipment            9,201,093         9,270,650      Additional paid-in capital          501,211          497,569
   Vehicle and equipment on                                            Retained earnings                11,531,622       12,408,550
     operating leases                 2,836,881         2,922,325      Accumulated other
   Construction in progress             263,602           360,620       comprehensive income (loss)    (1,107,781)        (241,205)
   Less - Accumulated                                                  Treasury stock, at cost         (1,260,895)      (1,192,437)
     depreciation                   (9,791,258)       (9,584,234)      Total shareholders' equity       10,061,207       11,869,527
------------------------------ ----------------- -----------------  -------------------------------- --------------- ---------------
                                                                       Total liabilities and
 Total assets                        29,062,037        32,458,320      shareholders' equity             29,062,037       32,458,320
------------------------------ ----------------- -----------------  -------------------------------- --------------- ---------------

                                           CONSOLIDATED STATEMENTS OF INCOME
                                                                        (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------
                                                                                                         FY2008
                                                                                FY2009                 (Reference)
                                                                        (April 1, 2008 through   (April 1, 2007 through
                                                                           March 31, 2009)           March 31, 2008)
---------------------------------------------------------------------- ------------------------ ------------------------
 Net revenues                                                                       20,529,570               26,289,240
       Sales of products                                                            19,173,720               24,820,510
       Financing operations                                                          1,355,850                1,468,730
 Costs and expenses                                                                 20,990,581               24,018,865
       Cost of products sold                                                        17,468,416               20,452,338
       Cost of financing operations                                                    987,384                1,068,015
       Selling, general and administrative                                           2,534,781                2,498,512
 Operating income (loss)                                                              (461,011)               2,270,375
 Other income (expense)                                                                (99,370)                 166,847
       Interest and dividend income                                                    138,467                  165,676
       Interest expense                                                                (46,882)                 (46,113)
       Foreign exchange gain (loss), net                                                (1,815)                   9,172
       Other income (loss), net                                                       (189,140)                  38,112
 Income (loss) before income taxes, minority interest and
   equity in earnings of affiliated companies                                         (560,381)               2,437,222
 Provision for income taxes                                                            (56,442)                 911,495
 Income (loss) before minority interest and equity in earnings
   of affiliated companies                                                            (503,939)               1,525,727
 Minority interest in consolidated subsidiaries                                         24,278                  (77,962)
 Equity in earnings of affiliated companies                                             42,724                  270,114
 Net income (loss)                                                                    (436,937)               1,717,879
---------------------------------------------------------------------- ------------------------ ------------------------

                                     CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                          FY2009
                                          (April 1, 2008 through March 31, 2009)
                                                                           (Amounts are rounded to the nearest million yen)
----------------------------------------- ----------- ----------- ------------ ---------------- ------------- -------------
                                                                                 Accumulated
                                             Common   Additional    Retained        other         Treasury         Total
                                             stock      paid-in     earnings    comprehensive      stock,      shareholders'
                                                        capital                 income (loss)      at cost        equity
----------------------------------------- ----------- ----------- ------------ ---------------- ------------- -------------
Balances at March 31, 2008                   397,050     497,569   12,408,550         (241,205)   (1,192,437)   11,869,527
                                          ----------- ----------- ------------ ---------------- ------------- -------------
Issuance during the year                                   3,642                                                     3,642
Comprehensive loss
  Net loss                                                           (436,937)                                    (436,937)
  Other comprehensive income (loss)
   Foreign currency translation
     adjustments                                                                      (381,303)                   (381,303)
   Unrealized losses on securities, net
     of reclassification adjustments                                                  (293,101)                   (293,101)
   Pension liability adjustments                                                      (192,172)                   (192,172)
  Total comprehensive loss                                                                                      (1,303,513)
Dividends paid                                                       (439,991)                                    (439,991)
Purchase and reissuance of common stock                                                              (68,458)      (68,458)
                                          ----------- ----------- ------------ ---------------- ------------- -------------
Balances at March 31, 2009                   397,050     501,211   11,531,622       (1,107,781)   (1,260,895)   10,061,207
----------------------------------------- ----------- ----------- ------------ ---------------- ------------- -------------

                                                    FY2008 (Reference)
                                          (April 1, 2007 through March 31, 2008)
----------------------------------------- ----------- ----------- ------------ ---------------- ------------- -------------
                                                                                 Accumulated
                                             Common   Additional    Retained        other         Treasury         Total
                                             stock      paid-in     earnings    comprehensive      stock,      shareholders'
                                                        capital                 income (loss)      at cost        equity
----------------------------------------- ----------- ----------- ------------ ---------------- ------------- -------------
Balances at March 31, 2007                   397,050     497,593   11,764,713          701,390    (1,524,654)   11,836,092
                                          ----------- ----------- ------------ ---------------- ------------- -------------
Issuance during the year                                   3,475                                                     3,475
Comprehensive income
  Net income                                                        1,717,879                                    1,717,879
  Other comprehensive income (loss)
   Foreign currency translation
     adjustments                                                                      (461,189)                   (461,189)
   Unrealized losses on securities, net
     of reclassification adjustments                                                  (347,829)                   (347,829)
   Pension liability adjustments                                                      (133,577)                   (133,577)
  Total comprehensive income                                                                                       775,284
Dividends paid                                                       (430,860)                                    (430,860)
Purchase and reissuance of common stock                                                             (314,464)     (314,464)
Retirement of common stock                                (3,499)    (643,182)                       646,681             -
                                          ----------- ----------- ------------ ---------------- ------------- -------------
Balances at March 31, 2008                   397,050     497,569   12,408,550         (241,205)   (1,192,437)   11,869,527
----------------------------------------- ----------- ----------- ------------ ---------------- ------------- -------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

*Amounts are rounded to the nearest million yen unless otherwise stated.

 [Significant matters pertaining to the preparation of consolidated financial statements]
    1. Number of consolidated subsidiaries and affiliated companies accounted for by the equity method:
        TMC has 529 consolidated subsidiaries and 56 affiliated companies accounted for by the equity method.

    2. Basis of consolidated financial statements:
        Toyota's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP), pursuant to the provision of Article 120, Paragraph 1 of the Corporation Accounting Regulations. Also, pursuant to the provision of Article 120, Paragraph 1, certain disclosures and notes to the consolidated financial statements required under U.S. GAAP are omitted.

    3. Standards and methods of valuation of securities:
        Available-for-sale securities are stated at fair value. The acquisition cost of the securities is determined on the average cost method.

    4. Inventories:
        Inventories are valued at cost, not in excess of market, cost being determined on the "average-cost" basis, except for the cost of finished products carried by certain subsidiary companies which is determined on the "specific identification" basis or "last-in, first-out" basis.

    5. Depreciation of property, plant and equipment:
        Depreciation of property, plant and equipment is mainly computed on the declining-balance method for TMC and Japanese subsidiaries and on the straight-line method for foreign subsidiaries.

    6. Goodwill and amortization of intangible assets:
        Goodwill and intangible assets with an indefinite life are not amortized, but are tested for impairment annually or more frequently if events or circumstances indicate that a carrying amount of an asset (asset group) may not be recoverable. Intangible assets with a definite life are amortized on a straight-line method.

    7. Standards of accounting for reserves:
        Allowance for doubtful accounts and allowance for credit losses:
          Allowance for doubtful accounts and allowance for credit losses are based primarily on the frequency of occurrence and loss severity.
        Accrued pension and severance costs:
          Accrued pension and severance costs are recognized based on the retirement benefit obligations measured by actuarial calculations less fair value of the plan assets.


[Consolidated Balance Sheet]
   1. Allowance for doubtful accounts                         48,006 million yen
      Allowance for credit losses                            238,932 million yen

   2. Components of accumulated other comprehensive
      income (loss)
       Foreign currency translation adjustments           (882,670) million yen
       Unrealized gains on securities                        17,878 million yen
       Pension liability adjustments                      (242,989) million yen

   3. Assets pledged as collateral                           122,174 million yen

   4. Guarantees                                           1,570,497 million yen

[Consolidated Statement of Shareholders' Equity]
   Number of shares issued and outstanding as of March 31, 2009
                                                            3,447,997,492 shares

[Per share amounts]     (Amounts are rounded to the nearest hundredth digit yen)
   1. Shareholders' equity per share                                3,208.41 yen

   2. Net loss per share
       Basic                                                       (139.13) yen
       Diluted                                                     (139.13) yen

                  Independent Auditor's Report (Certified Copy)
                  ---------------------------------------------
                             (English Translation*)


                                                                     May 6, 2009

  To the Board of Directors of
  Toyota Motor Corporation

                                      PricewaterhouseCoopers Aarata

                                        Koji Hatsukawa
                                        Certified Public Accountant
                                        Designated and Engagement Partner

                                        Fusahiro Yamamoto
                                        Certified Public Accountant
                                        Designated and Engagement Partner

                                        Hitoshi Kiuchi
                                        Certified Public Accountant
                                        Designated and Engagement Partner


We have audited, pursuant to Article 444 (4) of the "Corporation Act" of Japan, the consolidated financial statements, which consist of the consolidated balance sheet, the consolidated statement of income, the consolidated statement of shareholders' equity, and the notes to the consolidated financial statements of Toyota Motor Corporation (hereinafter referred to as the "Company") for the fiscal year from April 1, 2008 to March 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit is performed on a test basis and includes assessing the accounting principles used by management including how they are applied and estimates made by management, as well as examining the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and the results of operations of the corporate group which consist of the Company and its consolidated subsidiaries for the period covered by the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America as permitted by Article 120 (1) of the Corporation Accounting Regulations (refer to Item 2 of the "Significant matters pertaining to the preparation of consolidated financial statements" in the notes to the consolidated financial statements).

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.



--------------------------------------------------------------------------------
* The original audit report is in Japanese. This English translation is for reader's convenience and reading this translation is not a substitute for reading the original audit report in Japanese.

              Board of Corporate Auditors' Report (Certified Copy)


                                  Audit Report
The Board of Corporate Auditors has discussed and prepared this Audit Report based on the audit reports prepared by each of the Corporate Auditors pertaining to the conduct of duties by the Directors of Toyota Motor Corporation during FY2009 extending from April 1, 2008 through March 31, 2009, and reports as follows.
1. Method and content of Audit by the Corporate Auditors and the Board of Corporate Auditors
   (1) Auditing method of the Board of Corporate Auditors
       The Board of Corporate Auditors determined the auditing policies and audit plan, received a report from each Corporate Auditor on the audit and its results, and received reports from the Directors and senior executives and Accounting Auditor on the execution of their duties.
   (2) Method and content of Audit by the Corporate Auditors
       1) Based on the audit policies and audit plan adopted by the Board of Corporate Auditors, each Corporate Auditor communicated with the Directors and senior executives and other Corporate Auditors, collected information, developed an auditing environment, attended the Board of Directors' meetings and other important meetings, and received reports from the Directors and senior executives on the execution of their duties. The Corporate Auditors also reviewed important documents and surveyed operations and assets at the company head office, production facilities, and business offices. The Corporate Auditors exchanged opinions and information with the Directors and senior executives and Corporate Auditors of the subsidiaries, and received reports on business from them, as needed.
       2) Concerning the unconsolidated financial statements (unconsolidated balance sheet, unconsolidated statement of income, unconsolidated statement of changes in net assets, and notes to the unconsolidated financial statements) and supplementary schedules and consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of shareholders' equity, and notes to the consolidated financial statements), each Corporate Auditor received reports from the Directors and senior executives and received reports from the Accounting Auditor on its audit and the results. The Corporate Auditors also received notice from the Accounting Auditor confirming that the "systems to ensure the appropriate execution of duties by the Accounting Auditor" (as described in each of the items of Article 131 of the Corporation Accounting Regulations) has been properly developed.
2. Result of Audit
   (1) Audit result concerning the business report and others
       1) The business report and supplementary schedules accurately represent the company's situation as required by laws and regulations and the Articles of Incorporation.
       2) No irregularity or violation of applicable laws or regulations or the Articles of Incorporation was found with respect to the performance of duties by the Directors.
       3) Resolutions of the Board of Directors concerning the internal control system (as stipulated in Article 362, Paragraph 4, Item 6 the Corporation Act of Japan and Article 100, Paragraphs 1 and 3 of the Enforcement Regulations of the Corporation Act) are appropriate. We have nothing to point out concerning the execution of duties by the Directors with respect to the internal control system.
   (2) Audit results concerning unconsolidated financial statements and supplementary schedules
       The auditing method of PricewaterhouseCoopers Aarata, the Accounting Auditor, and the results of the audit, are appropriate.
   (3) Audit results of consolidated financial statements
       The auditing method of PricewaterhouseCoopers Aarata, the Accounting Auditor, and the results of the audit, are appropriate.

  May 7, 2009
  Toyota Motor Corporation Board of Corporate Auditors
    Full-time Corporate Auditor    Yoshikazu Amano
    Full-time Corporate Auditor    Chiaki Yamaguchi
    Full-time Corporate Auditor    Masaki Nakatsugawa

    Outside Corporate Auditor      Yoichi Kaya
    Outside Corporate Auditor      Yoichi Morishita
    Outside Corporate Auditor      Akishige Okada
    Outside Corporate Auditor      Kunihiro Matsuo

Consolidated Business Results for FY2009 (Reference)

Segment Operating Results

Automotive

Net revenues for the automotive operations decreased by 5,612.6 billion yen (or 23.2%) to 18,564.7 billion yen in FY2009 compared with FY2008, and operating income decreased by 2,566.7 billion yen to an operating loss of 394.8 billion yen in FY2009 compared with FY2008. The decrease in operating income was mainly due to decreases in both production volume and vehicle units sold, the effects of changes in exchange rates, and an increase in expenses.

Financial services

Net revenues for the financial services operations decreased by 120.8 billion yen (or 8.1%) to 1,377.5 billion yen in FY2009 compared with FY2008, and operating income decreased by 158.5 billion yen to an operating loss of 72.0 billion yen in FY2009 compared with FY2008. The decrease in operating income was mainly due to increases in the provision for credit losses, net charge-offs and allowance for residual value losses, and an increase in valuation losses on interest rate swaps stated at fair value in accordance with the Statement of Financial Accounting Standards ("FAS") No. 133 (as amended by several guidance including FAS No.138) in sales finance subsidiaries, despite an increase in financing volume.

All other

Net revenues for all other businesses decreased by 162.0 billion yen (or 12.0%) to 1,184.9 billion yen in FY2009 compared with FY2008, and operating income decreased by 23.1 billion yen (or 70.0%) to 9.9 billion yen in FY2009 compared with FY2008.

Geographic Information

Japan

Net revenues in Japan decreased by 3,129.1 billion yen (or 20.4%) to 12,186.7 billion yen in FY2009 compared with FY2008, and operating income decreased by 1,677.8 billion yen to an operating loss of 237.5 billion yen in FY2009 compared with FY2008. The decrease in operating income was mainly due to decreases in both production volume and vehicle exports, the effects of changes in exchange rates, and an increase in expenses.

North America

Net revenues in North America decreased by 3,200.3 billion yen (or 34.0%) to 6,222.9 billion yen in FY2009 compared with FY2008, and operating income decreased by 695.5 billion yen to an operating loss of 390.2 billion yen in FY2009 compared with FY2008. The decrease in operating income was mainly due to decreases in both production volume and vehicle units sold, and increases in the provision for credit losses, net charge-offs and allowance for residual value losses in sales finance subsidiaries in the United States of America.

Europe

Net revenues in Europe decreased by 980.3 billion yen (or 24.5%) to 3,013.1 billion yen in FY2009 compared with FY2008, and operating income decreased by
284.8 billion yen to an operating loss of 143.3 billion yen in FY2009 compared with FY2008. The decrease in operating income was mainly due to decreases in both production volume and vehicle units sold.

Asia

Net revenues in Asia decreased by 401.5 billion yen (or 12.9%) to 2,719.4 billion yen in FY2009 compared with FY2008, and operating income decreased by
80.3 billion yen (or 31.3%) to 176.1 billion yen in FY2009 compared with FY2008. The decrease in operating income was mainly due to decreases in both production volume and vehicle units sold.

Other (Central and South America, Oceania and Africa)

Net revenues in other regions decreased by 411.2 billion yen (or 17.9%) to 1,882.9 billion yen in FY2009 compared with FY2008, and operating income decreased by 56.3 billion yen (or 39.1%) to 87.6 billion yen in FY2009 compared with FY2008. The decrease in operating income was mainly due to a decrease in vehicle units sold.